Risk and Capital Management - Pillar 3 Itaú Unibanco Holding S.A. Fourth Quarter of 2025

Objective 1 Key indicators 1 Prudential Metrics and Risk Management 2 KM1: Key metrics at consolidated level 2 OVA: Bank risk management approach 4 Scope and main characteristics of risk management 4 Risk and Capital Governance 4 Risk Culture 6 Risk Appetite 7 Stress Testing 8 Recovery Plan 9 Capital Adequacy Assessment 10 Capital Adequacy 10 OV1: Overview of risk-weighted assets (RWA) 11 Links between financial statements and regulatory exposures 12 LIA: Explanations of differences between accounting and regulatory exposure amounts 12 LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories 13 LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements 13 PV1: Prudent valuation adjustments (PVA) 14 Institutions that comprise the Financial Statement of Itaú Unibanco Holding 14 Non Consolidated Institutions 18 Material Entities 18 Composition of Capital 18 CCA: Main features of regulatory capital instruments 18 CC1: Composition of regulatory capital 20 CC2: Reconciliation of regulatory capital to balance sheet 22 Macroprudential Indicators 23 CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer 23 GSIB1: Disclosure of G-SIB indicators 23 Leverage Ratio 23 LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA) 24 LR2: Leverage ratio common disclosure 24 Liquidity Ratios 25 LIQA: Liquidity Risk Management Information 25 Framework and Treatment 25 LIQ1: Liquidity Coverage Ratio (LCR) 26 LIQ2: Net Stable Funding Ratio (NSFR) 27 Credit Risk 28 CRA: Qualitative information on credit risk management 28 CR1: Credit Quality of Assets 29 CR2: Changes in Stock of defaulted loans and debts securities 30 CRB: Additional disclosure related to the credit quality of assets Credit risk mitigation 30 Exposure by industry 30 Exposure by remaining maturity 31 Overdue exposures 31

Exposure by geographical area in Brazil and by country 31 Largest debtors exposures 31 Restructured exposures 32 CRC: Qualitative disclosure related to Credit Risk Mitigation techniques 32 CR3: Credit Risk mitigation techniques – overview 33 CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects 34 CR5: Standardized Approach – exposures by asset classes and risk weights 36 CRE: Qualitative disclosure related to IRB models 38 CR6: IRB – Credit risk exposures by portfolio and PD range 41 CR7: IRB – Effect on RWA of credit derivatives used as CRM techniques 42 CR8: RWA flow statements of credit risk exposures under IRB 42 CR9: IRB – Backtesting of probability of default (PD) per portfolio 43 CMS1: Comparison of modelled and standardised RWA at risk level 44 CMS2: Comparison of modelled and standardised RWA for credit risk at asset class level 45 Counterparty Credit Risk (CCR) 45 CCRA: Qualitative disclosure related to CCR 45 CCR1: Analysis of CCR exposures by approach 46 CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights 46 CCR5: Composition of collateral for CCR exposures 46 CCR6: CCR associated with credit derivatives exposures 47 CCR8: CCR associated with Exposures to central counterparties 47 Securitization Exposures 47 SECA: Qualitative disclosure requirements related to securitisation exposures 47 SEC1: Securitisation exposures in the banking book 48 SEC2: Securitisation exposures in the trading book 48 SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor 48 SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting as investor 48 Market Risk 49 MRA: Qualitative disclosure requirements related to market risk 49 MR1: Market risk under standardized approach 51 MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) 52 MR2: RWA flow statements of market risk exposures under an IMA 54 Exposures subject to market risk 54 MR3: IMA values for trading portfolios 55 MR4: Comparison of VaR estimates with gains/losses 55 Backtesting 55 Total Exposure associated with Derivatives 56 IRRBB 56 IRRBBA: IRRBB risk management objectives and policies 56 Framework and Treatment 57 IRRBB1 – Quantitative information on IRRBB 59

Remunaration of Directors 61 REMA: Compensation Policy 61 REM1: Remunaration awarded during financial year 72 REM2: Special Payments 72 REM3: Deferred remunaration 72 ORA – Qualitative Information on Operational Risk Management 73 OR1: Historical Operational Losses 74 OR2: Composition of Business Indicator (BI) 75 OR3: Capital Requirement for Operational Risk 75 Other Risks 76 Insurance products, pension plans and premium bonds risks 76 Social, Environmental and Climatic Risks 76 Model Risk 78 Regulatory or Compliance Risk 78 Reputational Risk 78 Cyber Risk 80 Country Risk 80 Business and Strategy Risk 81 Contagion Risk 81 Emerging Risks 81 Operational Risk 82 Crisis Management and Operational Resilience 82 Independent Validation of Risk Models 83 Glossary of Acronyms 83 Glossary of Regulations 87

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 1 Objective This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Resolution BCB nº 54 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital (“Patrimônio de Referência” - PR), and the compensation of management members. 1 The referred Resolution brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy. The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº. 4,557. Key indicators Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on December 31, 2025, are summarized below. Common Equity Tier I Ratio Tier I Ratio Total Capital Ratio 12.3% 13.8% 15.2% September 30, 2025 13.5% September 30, 2025 14.8% September 30, 2025 16.4% Common Equity Tier I Tier I Total Capital In R$ million In R$ million In R$ million R$ 185,595 R$ 208,161 R$ 228,589 September 30, 2025 R$ 195,917 September 30, 2025 R$ 215,466 September 30, 2025 R$ 238,430 RWA In R$ million R$ 1,505,475 September 30, 2025 R$ 1,454,242

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 2 Prudential Metrics and Risk Management Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability. The key prudential metrics related to regulatory capital and information on the bank’s integrated risk management are presented below. KM1: Key metrics at consolidated level In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Tier I Capital and Total CapitaI ratios. On December 31, 2025, the Total Capital (PR) reached R$ 228,589 million, R$ 208,161 million of Tier I and R$ 20,428 million of Tier II.

Risk and Capital Management - Pillar 3

R$ million	12/31/2025	09/30/2025	06/30/2025	03/31/2025	12/31/2024
Available capital (amounts)					
Common Equity Tier 1 (CET1)	185,595	195,917	188,389	180,611	188,265
Common Equity Tier I (CET1) corresponds to line 1 deducting, as applicable, the amount established by: art. 4, caput, item I, paragraph "i", and §§ 8 and 9, of CMN Resolution no. 4.955, of October 21, 2021; or art. 3, caput, item I, paragraph "i", §§ 8 and 9, of BCB Resolution no. 199, of March 11, 2022.	185,552	195,874	188,346	180,568	188,265
Tier 1	208,161	215,466	215,381	202,344	206,196
Tier 1 considering the calculation of Principal Capital according to line 1a	208,118	215,423	215,338	202,301	206,196
Total capital	228,589	238,430	237,454	224,092	227,602
Total Capital considering the calculation of Common Equity Tier I according to line 1a	228,546	238,387	237,411	224,049	227,602
Excess of capital committed to ajusted permanent assets	-	-	-	-	-
Excess of resources invested in permanent assets considering Total Capital according to line 3a	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,505,475	1,454,242	1,436,344	1,430,630	1,379,056
RWA corresponds to line 4 deducting, as applicable, the amount referring to item XII of the caput of art. 4 weighted by the Risk Weighting Factor (FPR) established in art. 82-A, both commands of Resolution 229 of May 12, 2022.	1,505,432	1,454,199	1,436,301	1,430,587	1,379,056
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	12.3%	13.5%	13.1%	12.6%	13.7%
Common Equity Tier 1 ratio (CET1) considering: Numerator: corresponds to line 1a; Denominator: corresponds to line 4b	12.3%	13.5%	13.1%	12.6%	13.7%
Tier 1 ratio (%)	13.8%	14.8%	15.0%	14.1%	15.0%
Tier 1 ratio, considering: Numerator: corresponds to line 2a; Denominator: corresponds to line 4b	13.8%	14.8%	15.0%	14.1%	15.0%
Total capital ratio (%)	15.2%	16.4%	16.5%	15.7%	16.5%
Total capital ratio, considering: Numerator: corresponds to line 3a; Denominator: corresponds to line 4b	15.2%	16.4%	16.5%	15.7%	16.5%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%)	2.5%	2.5%	2.5%	2.5%	2.5%
Countercyclical buffer requirement (%) (1)	0.1%	0.1%	0.1%	0.1%	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) (2)	3.6%	3.6%	3.6%	3.6%	3.6%
CET1 available after meeting the bank's minimum capital requirements (%)	3.6%	4.8%	5.0%	4.1%	4.9%
CET1 available after meeting the bank's minimum capital requirements (%) considering CET1 as per line 1a	3.6%	4.8%	5.0%	4.1%	4.9%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	2,983,477	2,921,612	2,855,121	2,710,449	2,805,181
Total Basel III leverage ratio exposure measure corresponds to line 13 deducting, as applicable, the amount referring to item XII of the caput of art. 4 of Resolution 229 of May 12, 2022.	2,983,434	2,921,569	2,855,078	2,710,406	2,805,181
Basel III leverage ratio (%)	7.0%	7.4%	7.5%	7.5%	7.4%
Basel III leverage ratio (%) considering: i. Numerator: corresponds to line 2a; ii. Denominator: corresponds to line 13a	7.0%	7.4%	7.5%	7.5%	7.4%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	389,723	367,777	346,084	340,855	362,609
Total net cash outflow	181,290	168,176	161,856	173,512	163,863
LCR (%)	215.0%	218.7%	213.8%	196.4%	221.3%
Net Stable Funding Ratio					
Total available stable funding	1,499,680	1,408,603	1,393,627	1,362,350	1,375,854
Total required stable funding	1,202,060	1,142,829	1,150,712	1,114,206	1,127,870
NSFR (%)	124.8%	123.3%	121.1%	122.3%	122.0%

1) The countercyclical capital buffer is fixed by the monetary authorities of the jurisdictions in which Itaú has exposure, the most relevant of which are Brazil, where the Financial Stability Committee (Comef) sets it at zero (BACEN Communiqué No. 43.228/25) and Chile, which is set at 0.5%.

2) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,958.

Itaú Unibanco

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Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 4 The Basel Index reached 15.2% on December 31, 2025, a decrease of 1.2 p.p. compared to September 30, 2025, due to the payment of dividends and interest on equity, share buybacks, and the growth of risk‑weighted assets, partially offset by the positive impact of the period’s result Besides, Itaú Unibanco has a R$ 108,151 million capital excess in relation to its minimum required Total Capital. It corresponds to 7,2 p.p. above the minimum requirement (8%) and higher than the Capital Buffer requirement of (R$ 53,686 million). Considering the Capital Buffers, the capital excess would be 3.6 p.p. The fixed assets ratio shows the commitment percentage of adjusted Total Capital with the adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. On December 31, 2025, fixed assets ratio reached 19.4%, showing a surplus of R$ 69,887 million. OVA – Bank risk management approach Scope and Key Features of Risk Management Taking and managing risks is one of Itaú Unibanco’s activities, and to do so effectively, the institution must have well-established objectives for risk management. In this context, the Risk Appetite articulates the set of guidelines from the Board of Directors (BoD) regarding strategy and risk-taking, defining the nature and level of acceptable risks for the organization, while the risk culture guides the necessary attitudes for managing them. Itaú Unibanco invests in robust risk and capital management processes that permeate the entire institution and form the foundation for strategic decisions to ensure business sustainability and maximize shareholder value. Among the processes for proper risk and capital management, the following stand out: the implementation of a continuous and integrated risk management framework; the Risk Appetite Framework, which consists of the Risk Appetite Statement (RAS) from the BoD, the Risk Appetite Policy, and a set of metrics for monitoring key risks according to defined limits; the stress testing program; the establishment of a Risk Committee; and the appointment, before the Central Bank of Brazil (BACEN), of a Chief Risk Officer (CRO) with clearly defined roles, responsibilities, and independence requirements. These processes are aligned with the guidelines of the BoD and Executives, who, through collegiate bodies, define global objectives expressed in goals and limits for the risk-managing business units. The capital control and management units, in turn, support Itaú Unibanco’s management through risk and capital monitoring and analysis processes. The principles that underpin risk management, Risk Appetite, and the guidelines for how Itaú Unibanco employees should act in their daily decision-making are: • Sustainability and customer satisfaction: Itaú Unibanco's vision is to be the leading bank in sustainable performance and customer satisfaction. Therefore, it is committed to generating shared value for employees, customers, shareholders, and society, ensuring business continuity. Itaú Unibanco is focused on conducting business that benefits both the customer and the institution. • Risk culture: The institution's risk culture goes beyond policies, procedures, and processes, aiming to strengthen the individual and collective responsibility of all employees to do the right thing, at the right time, and in the right way, respecting ethical business practices. It is based on four principles (conscious risk-taking, discussion and action on institutional risks, and everyone's responsibility for risk management), which encourage open understanding and discussion of risks, keeping them within the levels determined by the Risk Appetite, and ensuring that each employee, regardless of position, area, or function, also assumes responsibility for managing the risks of their business. The Risk Culture is detailed in the "Risk Culture" section.

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 5 • Risk Pricing: Itaú Unibanco operates and assumes risks in businesses that are well-known and understood, avoiding risks in which it lacks knowledge or competitive advantage, carefully evaluating the risk-return relationship. • Diversification: The institution has a low appetite for volatility in results and therefore operates on a diversified base of customers, products, and businesses, seeking risk differentiation and prioritizing less risky ventures. • Operational excellence: Itaú Unibanco aims to be an agile bank with robust and stable infrastructure to offer high-quality services. • Ethics and respect for regulations: For Itaú Unibanco, ethics are non-negotiable. The institution promotes an environment of integrity, guiding all employees to cultivate ethics in relationships and business and respect regulations, safeguarding the institution's reputation. Risk and Capital Governance The Board of Directors is the highest authority responsible for establishing guidelines, policies, and limits for risk and capital management. The Risk and Capital Management Committee (CGRC) supports the Board in fulfilling its duties related to risk and capital oversight. At the executive level, collegiate bodies chaired by Itaú Unibanco's Chief Executive Officer (CEO) are responsible for risk and capital management, exercising delegated responsibilities in these areas, and their decisions are monitored within the scope of the CGRC. To support this structure, the Risk Area has specialized departments aimed at ensuring, independently and centrally, that the institution’s risks and capital are managed in accordance with established policies and procedures. Itaú Unibanco’s risk management organizational structure complies with current regulations in Brazil and abroad. Domestically, the Bank follows the rules established by the Central Bank of Brazil (BACEN), particularly Resolution No. 4,557/17, which addresses the risk and capital management framework for financial institutions, as well as regulations from the Brazilian Securities and Exchange Commission (CVM) and the Private Insurance Superintendence (SUSEP), among other regulators and applicable standards. Internationally, Itaú Unibanco adheres to standards set by the Basel Committee on Banking Supervision, the United States Securities and Exchange Commission (SEC), and local regulations in the countries where it operates. Additionally, Itaú Unibanco complies with guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme – Finance Initiative, and the Guidelines for Multinational Enterprises of the Organization for Economic Cooperation and Development (OECD), among other representative examples. The Bank also adopts practices aligned with International Financial Reporting Standards (IFRS) and globally recognized corporate governance best practices. Furthermore, Itaú Unibanco has a governance framework for identifying and monitoring emerging risks—those newly identified risks with potentially material medium- to long-term impacts on the business, but for which there is still insufficient information for full assessment due to the number of unknown factors and impacts, as they are unprecedented and have not been addressed in the past. Risk management responsibilities at Itaú Unibanco are structured according to the three lines of governance model: • 1st line of governance: Business and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks they originate; • 2nd line of governance: The Risk Area aims to ensure, independently and centrally, that the institution’s risks are managed according to established policies and procedures, defining parameters for the risk management

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 6 process and its supervision. This control provides the BoD and executives with a comprehensive view of Itaú Unibanco’s exposures, optimizing and accelerating corporate decision-making; • 3rd line of governance: Internal Audit, which reports to the Board of Directors, conducts independent evaluations of the activities carried out within the institution, enabling senior management to assess the adequacy of controls, the effectiveness of risk management, and compliance with internal policies and regulatory requirements. Itaú Unibanco uses robust, automated systems to fully comply with capital regulations and to measure risks, in accordance with current regulatory models and requirements. It also coordinates actions to ensure compliance with both qualitative and quantitative requirements set by regulators for minimum capital observation and risk monitoring. Ituber Culture Risk management is an intrinsic and transversal element in Ituber culture, which emphasizes the individual responsibility of each employee, regardless of hierarchical level, guiding decisions and attitudes based on ethics and the reduction of risks that may affect the business, customers and society. As an essential part of organizational culture, risk management influences performance evaluation, which considers each employee's alignment with the company's values, with emphasis on the following aspects: • For us, ethics are non-negotiable: integrity permeates all decisions and actions, strengthening risk management • We are driven by results: sustainable growth is prioritized, with attention to the risks and impacts of solutions, ensuring security and long-term vision • We don't have all the answers: decision making is data-driven, enabling risk identification and mitigation • We have each other’s back: teamwork and flagging critical issues at the right time are essential to avoid or mitigate risks • We treasure diversity and inclusion: knowledge of socio-environmental opportunities and risks is essential for the development of responsible business. Ituber culture reinforces that risk management is not just a practice, but a value that permeates all dimensions of the business. To understand more about how Ituber culture and risk management support our business, access the Integrated Annual Report. Risk Appetite

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 7 The Risk Appetite articulates the set of guidelines from the Board of Directors (BoD) regarding strategy and risk- taking, defining the nature and level of acceptable risks for the organization while considering the capacity for effective and prudent management, strategic objectives, competitive conditions, and the regulatory environment. The Risk Appetite framework consists of the Risk Appetite Statement (RAS) from the BoD, the Risk Appetite Policy, and a set of metrics for monitoring key risks according to defined limits. Considering Itaú Unibanco’s strategic guidelines, the Risk Appetite and its dimensions are based on the following statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make the RAS tangible, the Risk Appetite is organized in six dimensions, each composed of a set of metrics associated with the key risks involved, combining complementary measurement methods to obtain a comprehensive view of our exposures to acceptable types and levels of risk: • Capitalization: Reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. It establishes that Itaú Unibanco must have sufficient capital to withstand a severe recession or stress event without needing to adjust its capital structure under adverse circumstances. It is monitored through the tracking of Itaú Unibanco’s capital ratios under normal and stressed conditions, as well as the institution’s debt issuance ratings. • Liquidity: Reflects the Bank’s level of protection against a prolonged funding stress period that could lead to a liquidity shortfall and eventual bankruptcy. It establishes that Itaú Unibanco’s liquidity must endure extended periods of stress. It is monitored through the tracking of liquidity indicators. • Breakdown of results: Aims to ensure stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. It defines that business will primarily focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. It monitors Credit risk indicators, including social, environmental, and climate dimensions, Market and IRRBB risks, Underwriting risks, and Business & Profitability risks. The monitored metrics aim to ensure, through exposure concentration limits (e.g., industry sectors, counterparty quality, countries and geographic regions, and risk factors), an appropriate portfolio composition, targeting low earnings volatility and business sustainability. • Operational risk: Addresses operational risks that could compromise the Bank’s business and operations, focusing on controlling events that could negatively impact business strategy and operations. • Reputation: Addresses risks that could impact the value of our brand and the institution’s reputation among customers, employees, regulators, investors, and the general public. Risk monitoring in this dimension is carried out through ethical behavior and conservative adherence to regulatory standards. • Clients: Addresses risks that could impact customer satisfaction and experience, monitored through customer satisfaction tracking, events with direct customer impact, and suitability indicators. The metrics translate the RAS and dimensions into measurable indicators that capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 8 Committee (CGRC), and the BoD, which guide preventive actions to ensure exposures remain within established limits and aligned with our strategy. The Board of Directors is responsible for establishing and approving the Risk Appetite guidelines and limits, performing its duties with the support of the CGRC and the Chief Risk Officer (CRO). The Risk Appetite governance is documented in an internal policy, which is also established, reviewed, and approved by the BoD. Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short- and long- term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 9 Recovery and Resolution Plan In response to the latest international crises, the Central Bank issued Resolution No. 5,187, which requires the development of a Recovery and Resolution Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System. Itaú Unibanco has a report that contemplates the entire Conglomerate and contains the description of the following items: I. Critical functions: activities performed by the entities within the scope of recovery and resolution planning for third parties, whose discontinuity could compromise the stability of the National Financial System (SFN), the Brazilian Payment System (SPB), or the real economy, due to their market share, interconnections, complexity, or other factors that prevent them from being immediately replaced by the market. II. Institution's essential services: services provided to one or more entities within the scope of recovery and resolution planning, whose disruption would impair the functioning of a core business line; III. Bridge institution: an entity established or reorganized to which assets, rights, and obligations of the institution under resolution are transferred, in whole or in part, aiming at the general or partial continuity of its business or activity. IV. Core business lines: activities essential to the viability of the prudential conglomerate or economic group under normal conditions, as they are material sources of revenue, capital gains, or market value. V. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery and Resolution Plan; VI. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity; VII. Recovery and Resolution strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy; VIII. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders; IX. Governance mechanisms necessary for the coordination and execution of the Recovery and Resolution Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco. This plan is reviewed biennially, whenever there are material changes or as determined by Bacen, and is subjected to the approval of the Board of Directors.

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 10 With this practice, Itaú Unibanco has been able to continuously demonstrate, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates. Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes. Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: • Identification of material risks and assessment of the need for additional capital; • Preparation of the capital plan, both in normality and stress situations; • Internal assessment of capital adequacy; • Structuring of capital contingency and recovery and resolution plans; • Preparation of management and regulatory reports. By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and Normative Instruction 322. The result of the last ICAAP, which includes stress tests – dated as of December 2024 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. Capital Adequacy Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco’s capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

Risk and Capital Management - Pillar 3

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,958 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using stadarndized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	12/31/2025	09/30/2025	12/31/2025
Credit risk (excluding counterparty credit risk)	1,199,103	1,138,362	95,928
Of which: standardised approach for credit risk	1,119,760	1,062,874	89,581
Of which: foundation internal rating-based approach (F-IRB)	-	-	-
Of which: advanced internal rating-based approach (A-IRB)	79,343	75,488	6,347
Counterparty credit risk (CCR)	29,789	29,491	2,383
Of which: standardised approach for counterparty credit risk (SA-CCR)	20,340	20,812	1,627
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	9,449	8,679	756
Equity investments in funds - look-through approach	6,433	4,360	515
Equity investments in funds - mandate-based approach	-	-	-
Equity investments in funds - fall-back approach	1,109	1,330	89
Securitisation exposures in banking book	12,838	9,528	1,027
Market risk	**50,248**	**61,765**	**4,019**
Of which: standardised approach	61,438	75,499	4,915
Of which: internal models approach (IMA)	30,685	33,578	2,454
Operational risk (1)	**143,006**	**143,006**	**11,441**
Payment Services risk (RWA_{SP})	NA	NA	NA
Amounts below the thresholds for deduction	62,949	66,400	5,036
Total	**1,505,475**	**1,454,242**	**120,438**

1) The operational risk-weighted assets by standardized approach (RWAopad) is calculated in accordance with BCB Resolution 356/2023 as of Jan/25.

Increase of BRL 51 billion mainly related to the rise in the credit risk component (RWACPAD).

Itaú Unibanco

11

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 12 Links between financial statements and regulatory exposures LIA: Explanations of differences between accounting and regulatory exposure amounts The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions. Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below. The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others. The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management. The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams. The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit. In the line Other Differences of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts.

Risk and Capital Management - Pillar 3

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

R$ million, at the end of the period							12/31/2025
			Carrying values of items:				
	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets							
Current and Non-current assets	3,061,050	2,677,995	2,266,591	338,936	32,172	506,484	40,296
Cash	37,144	37,072	37,072	-	-	5,608	-
Interbank investments	340,388	332,989	65,429	267,560	-	33,366	-
Securities	925,416	562,220	528,457	-	32,172	163,902	1,591
Derivatives	73,311	73,402	-	71,376	-	12,833	2,026
Operations with credit granting characteristics	1,229,943	1,231,915	1,195,297	-	-	191,750	36,618
Interbank and interbranch accounts	282,008	282,008	282,008	-	-	24	-
Current and deferred tax assets	92,994	88,623	88,562	-	-	-	61
Others assets	79,846	69,766	69,766	-	-	99,001	-
Permanent assets	35,227	61,220	44,438	-	-	-	16,782
Investments	9,047	35,661	35,273	-	-	-	388
Real estate	9,595	9,165	9,165	-	-	-	-
Real estate by lease			-	-	-	-	-
Goodwill and Intangible assets	16,585	16,394	-	-	-	-	16,394
Total assets	**3,096,277**	**2,739,215**	**2,311,029**	**338,936**	**32,172**	**506,484**	**57,078**
Liabilities							
Current and Non-current liabilities	2,890,647	2,511,453	-	501,829	-	354,329	2,009,624
Deposits	1,114,482	1,125,298	-	-	-	83,113	1,125,298
Deposits received under securities repurchase agreements	456,158	456,420	-	442,380	-	86,279	14,040
Debt instruments	415,630	417,298	-	-	-	3,757	417,298
Borrowings and onlending	147,164	147,162	-	-	-	5,099	147,162
Derivatives	69,899	69,800	-	59,449	-	6,918	10,351
Interbank and interbranch accounts	109,961	109,670	-	-	-	-	109,670
Provisions for financial guarantees, credit commitments and credits to be released	1,794	1,794	-	-	-	-	1,794
Technical provision for insurance, pension plan and premium bonds	360,617	-	-	-	-	-	-
Other provisions	15,849	15,620	-	-	-	-	15,620
Current and deferred tax liabilities	23,941	18,428	-	-	-	-	18,428
Other liabilities	175,152	149,963	-	-	-	169,163	149,963
Total liabilities	**2,890,647**	**2,511,453**	**-**	**501,829**	**-**	**354,329**	**2,009,624**

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements

R$ million					12/31/2025
		Carrying values of items:			
	Total	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework
Asset carrying value amount under scope of regulatory consolidation	2,682,137	2,311,029	338,936	32,172	548,312
Liabilities carrying value amount under regulatory scope of consolidation	501,829	-	501,829	-	336,208
Total net amount under regulatory scope of consolidation	2,180,308	2,311,029	(162,893)	32,172	212,104
Off-balance sheet amounts	303,982	178,707	125,275	-	-
Differences in valuations	-	-	-	-	-
Other differences	468,583	(8,807)	477,390	-	-
Exposure amounts considered for regulatory purposes	2,952,873	2,480,929	439,772	32,172	152,155

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13

Risk and Capital Management - Pillar 3

PV1: Prudent valuation adjustments (PVA)

In R$ million								12/31/2025
	Equity	Interest rates	FX	Credit	Commodities	Total	Of which: In the trading book	Of which: In the banking book
Closeout uncertainty, of which:	-	-	-	4	-	**4**	-	4
Closeout cost	-	-	-	*4*	-	**4**	-	*4*
Concentration	-	-	-	-	-	**-**	-	-
Early termination	-	40	-	55	-	**95**	-	95
Model risk	52	54	-	6	-	**112**	52	61
Operational risk	-	-	-	-	-	**-**	-	-
Investing and funding costs	-	-	-	-	-	**-**	-	-
Uneamed credit spreads	-	-	-	-	-	**-**	-	-
Future administrative costs	-	-	-	-	-	**-**	-	-
Other	-	-	-	-	-	**-**	-	-
Total adjustment	**52**	**94**	**-**	**65**	**-**	**211**	**52**	**160**

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Associate institutions that comprise the financial statements and the Prudential Conglomerate	Country [1]	% Equity share on capital
Acácia FIDC Direito Creditório Responsabilidade LTDA	Brazil	100.00%
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
Angico FIDC Segmento Infraestrutura e Agronegócio de Responsabilidade Limitada	Brazil	100.00%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Chile	Chile	67.42%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S.A.	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	Brazil	93.99%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC B2cycle NPL	Brazil	100.00%
FIDC Cloudw Akira I	Brazil	96.88%
FIDC Kiwify	Brazil	83.23%
FIDC Mobilitas	Brazil	86.85%
FIDC Sumup Solo	Brazil	93.39%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	53.88%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios IA	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Soul	Brazil	93.97%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ventures	Brazil	99.92%
IA II - Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada	Brazil	100.00%
Ideal Corretora de Títulos e Valores Mobiliarios S.A.	Brazil	50.10%
Ideal Holding Financeira S.A.	Brazil	50.10%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	67.06%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Administradora de Fondos de Inversión S.A	Uruguay	100.00%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú BBA Trading S.A. - Sucursal Uruguay	Uruguay	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Chile New York Branch.	United States	67.42%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%

1) The institutions operate in their respective countries of origin.

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14

Risk and Capital Management - Pillar 3

Associate institutions that comprise the financial statements and the Prudential Conglomerate [2]	Country [1]	% Equity share on capital
Itaú Colombia S.A	Colombia	67.06%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	67.06%
Itaú Corredores de Bolsa Limitada	Chile	67.42%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Fiduciaria Colombia S.A. Sociedad Fiduciaria	Colombia	67.04%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.	Paraguay	100.00%
Itau Isento Julho 28 FIC de Fundos Infra RF Incentivo Resp Limitada [3]	Brazil	-
Itau Isento Marco 28 Fundo de Investimento em Cotas de FIIF em Infra RF - Resp Limitada	Brazil	6.76%
Itau Isento Marco 29 Fundo de Investimento em Cotas de FIIF em Infra RF - Resp Limitada	Brazil	1.00%
Itau Isento Setembro 28 Fundo de Investimento em Cotas de FIIF em Infra RF Resp Limitada	Brazil	8.43%
Itau Isento Setembro 29 FIC de Fundos Incentivados	Brazil	0.38%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.98%
Kinea Equity Infra I Warehouse Feeder MM Ficfi CP	Brazil	100.00%
Kinea FOF Imobiliário FIF Multimercado - Responsabilidade Limitada	Brazil	75.49%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.68%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
NC 2025 Fundo de Investimento em Direitos Creditórios	Brazil	100.00%
NC 2025 I Fundo de Investimento em Direitos Creditórios	Brazil	100.00%
OCA Dinero Electrónico S.A.	Uruguay	100.00%
OCA S.A.	Uruguay	100.00%
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
Pont Sociedad Anónima	Paraguay	100.00%
Redecard Instituição de Pagamento S.A.	Brazil	100.00%
Redecard Sociedade de Crédito Direto S.A	Brazil	100.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
Tangerina Fundo de Investimento em Direitos Creditórios - Responsabilidade Limitada	Brazil	100.00%
Tarumã 2 FIF Fundo Incentivado em Investimento em Deb de Infra RF Cred Priv Resp Limitada	Brazil	100.00%
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	Brazil	100.00%
Théros Fundo de Investimento nas Cadeias Produtivas	Brazil	100.00%
TOP 2025 I Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada	Brazil	100.00%
Vitex FIF Fundo Incentivado em Investimento em Debêntures de Infra RF Cred Priv Resp Limitada	Brazil	100.00%

1) The institutions operate in their respective countries of origin.
2) The TOP 2025 Fundo de Investimento em Direitos Creditórios o Itaú Unibanco Holding Consolidated until September 30, 2025.
3) New corporate name of social da Itau Isento Marco 30 FIC de Fundos Incentivados de Inv Financeiro em Infra RF Resp Limitada

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Risk and Capital Management - Pillar 3

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise only the financial statements.

Associate institutions that comprise only the Financial Statements [2,3]	Country [1]	% Equity share on capital
Administradora de Fondos de Ahorro Previsional Itaú S.A.	Uruguay	100.00%
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.	Argentina	100.00%
Avita Corretora de Seguros S.A.	Brazil	80.00%
Beta Correspondente e Tecnologia LTDA	Brazil	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Conexão Tecnologia de Pagamentos LTDA	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administradora General de Fondos S.A.	Chile	67.42%
Itaú Asesorías Financieras Limitada	Chile	67.42%
Itaú Asset Management Administradora de Fondos Patrimoniales de Inversión S.A.	Paraguay	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA Assessoria Financeira S.A.	Brazil	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Chile Participaciones SpA	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	67.41%
Itaú Corredores de Seguros Limitada	Chile	67.42%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Itaú Europe S.A.	Luxembourg	100.00%
Itaú Holding Colombia S.A.S.	Colombia	67.42%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Cayman Ltd.	Cayman Islands	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Seguros Paraguay S.A.	Paraguay	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Sociedade Prestadora de Serviços Ativos Virtuais LTDA	Brazil	100.00%
Itaú Unibanco Asset Management Ltda.	Brazil	100.00%
Itau Unibanco Comercializadora de Energia Ltda.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%
Kinea US Asset Management LLC	United States	80.00%
Mundostar S.A.	Uruguay	100.00%
PR Curitiba Mariano Torres Ltda.	Brazil	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	67.42%
Recovery do Brasil Consultoria S.A.	Brazil	100.00%
Red Visual S.A.	Uruguay	100.00%
Resonet S.A.	Uruguay	100.00%
RJ Niteroi Icarai Ltda.	Brazil	100.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%

1) The institutions operate in their respective countries of origin.
2) The FIC Promotora de Vendas Ltda. was part of Itaú Unibanco Holding Consolidado until 11/30/2025.
3) The Itaú International Holding Limited was part of Itaú Unibanco Holding Consolidado until 10/31/2025.

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16

Risk and Capital Management - Pillar 3

Associate institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Mocah Fundo de Investimento Financeiro Renda Fixa - Responsabilidade Limitada	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation II Fundo de Investimento Financeiro Renda Fixa - Responsabilidade Limitada	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SP Alameda Franca LTDA	Brazil	100.00%
SP Amadeu Amaral Ltda.	Brazil	100.00%
SP Antonia Queiroz Ltda	Brazil	100.00%
SP Augusta Ltda	Brazil	100.00%
SP Av Juscelino Kubitschek Ltda	Brazil	100.00%
SP Av Morumbi Ltda	Brazil	100.00%
SP Av. Jabaquara Ltda.	Brazil	100.00%
SP Av. Rangel Pestana Ltda.	Brazil	100.00%
SP Bairro Moema Ltda.	Brazil	100.00%
SP Bairro Sumarezinho Ltda	Brazil	100.00%
SP Bairro Vila Guilherme Ltda.	Brazil	100.00%
SP Brooklin Rua Santo Amaro Ltda	Brazil	100.00%
SP Butanta Ltda	Brazil	100.00%
SP CEAGESP Ltda	Brazil	100.00%
SP Clelia Ltda	Brazil	100.00%
SP Eusebio Matoso Ltda	Brazil	100.00%
SP Itaberaba Ltda	Brazil	100.00%
SP Maracatins Ltda	Brazil	100.00%
SP Nova JK Ltda	Brazil	100.00%
SP Padre João Manuel Ltda.	Brazil	100.00%
SP Pássaros e Flores Ltda.	Brazil	100.00%
SP Rua Da Consolacao Ltda	Brazil	100.00%
SP Rua Das Palmeiras Ltda.	Brazil	100.00%
SP Santos Embare Ltda.	Brazil	100.00%
SP Santos Jose Menino Ltda.	Brazil	100.00%
SP Senador Queiros Ltda.	Brazil	100.00%
SP Serra De Bragança Ltda	Brazil	100.00%
SP Vila Clementino Ltda.	Brazil	100.00%
SP Vila Olimpia Araguari Ltda.	Brazil	100.00%
SPE IRA 01 LTDA	Brazil	100.00%
SPE IRA 02 LTDA	Brazil	100.00%
SPE IRA 03 LTDA	Brazil	100.00%
SPE IRA 04 LTDA	Brazil	100.00%
SPE IRA 05 LTDA	Brazil	100.00%
SPE IRA 06 LTDA	Brazil	100.00%
SPE IRA 07 LTDA	Brazil	100.00%
SPE IRA 08 LTDA	Brazil	100.00%
SPE IRA 09 LTDA	Brazil	100.00%
SPE IRA 10 LTDA	Brazil	100.00%
SPE IRA 11 LTDA	Brazil	100.00%
SPE IRA 12 LTDA	Brazil	100.00%
Spe Ira 13 Ltda	Brazil	100.00%
Spe Ira 14 Ltda	Brazil	100.00%
Spe Ira 15 Ltda	Brazil	100.00%
Spe Ira 16 Ltda	Brazil	100.00%
Spe Ira 17 Ltda	Brazil	100.00%
Spe Ira 18 Ltda	Brazil	100.00%
Spe Ira 19 Ltda	Brazil	100.00%
Spe Ira 20 Ltda	Brazil	100.00%
Spe Ira 21 Ltda	Brazil	100.00%
Spe Ira 22 Ltda	Brazil	100.00%
Spe Ira 23 Ltda	Brazil	100.00%
Spe Ira 24 Ltda	Brazil	100.00%
Spe Ira 25 Ltda	Brazil	100.00%
Spe Ira 26 Ltda	Brazil	100.00%
Spe Ira 27 Ltda	Brazil	100.00%
Zup I.T. Serviços em Tecnologia e Inovação S.A.	Brazil	100.00%
ZUP Innovation Corp.	United States	100.00%

1) The institutions operate in their respective countries of origin.

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17

Risk and Capital Management - Pillar 3

The institutions presented in the tables above represent the total scope of companies of Itaú Unibanco Holding.

Non Consolidated Institutions

The following institutions are the associates and the joint ventures not consolidated in the financial statements and Prudential Consolidation.

Non consolidated Institutions	Country [1]	% Equity share on capital [2]
Avenue Holding Cayman	Cayman Islands	32.91%
BANFUR International S.A.	Panama	30.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A	Brazil	16.67%
BSF Holding S.A	Brazil	49.00%
Caja de Valores del Paraguay S.A.	Paraguay	9.09%
CIP S.A	Brazil	22.89%
Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A	Brazil	15.71%
Kinea Private Equity Investimentos S.A.	Brazil	80.00%
Olímpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	50.14%
PREX Holding LLC	United States	30.00%
Rede Agro Fidelidade e Intermediação	Brazil	12.82%
Rias Redbanc S.A.	Uruguay	25.00%
Riblinor S.A.	Uruguay	40.00%
Tecnologia Bancária S.A.	Brazil	28.75%
Totvs Techfin S.A.	Brazil	50.00%

1) The institutions operate in their respective countries of origin.
2) Considers only direct participation.

Material entities

The companies considered relevant and not consolidated in the Prudential Conglomerate are presented below, with information about total assets, stockholders' equity, country and activity:

R$ million			12/31/2025		09/30/2025	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Cia. Itaú de Capitalização	Brazil	Premium bonds	6,347	818	6,005	943
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	Financial institution holding company	1,378	1,280	1,340	1,248
Itaú Corretora de Seguros S.A.	Brazil	Insurance, pension plans and health brokers	2,533	875	2,250	843
Itaú Seguros S.A.	Brazil	Insurance	12,526	3,378	11,684	3,662
Itaú Vida e Previdência S.A.	Brazil	Pension plan	354,729	4,524	342,254	4,397
Itauseg Participações S.A.	Brazil	Non financial institution holding company	13,073	12,947	12,005	11,942
ITB Holding Brasil Participações Ltda.	Brazil	Financial institution holding company	58,345	56,794	54,489	53,307
Provar Negócios de Varejo Ltda.	Brazil	Other auxiliary activities for financial services	2,239	2,193	2,175	2,149

Composition of Capital

CCA: Main features of regulatory capital instruments

The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution nº 4,955, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco's Capital management will activate the areas involved to execute the following action plan:

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Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 19 • Treasury and products, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco's trading desks cease to trade such instruments; • The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and • The Investor Relations area will communicate to the market of the extinction of the subordinated instruments. The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section “Results and Reports”, “Regulatory Reports”, “Pillar 3”.

Risk and Capital Management - Pillar 3

CC1 - Composition of regulatory capital [1]

			12/31/2025
		Value (R$ Thousand)	Balance Sheet Reference
	Common Equity Tier I: instruments and reserves		
1	Instruments Eligible for the Common Equity Tier I	136,909,898	(k)
2	Revenue reserves	57,481,239	(l)
3	Other revenue and other reserve	1,752,918	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	6,192,303	(j)
6	**Common Equity Tier I before regulatory adjustments**	**202,336,358**	
	Common Equity Tier I: prudential adjustments		
7	Prudential adjustments related to the pricing of financial instruments	211,633	
8	Goodwill (net of related tax liability)	1,149,720	(e)
9	Intangible assets	15,632,730	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	53,059	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(277,567)	
12	Shortfall of provisions to expected losses	-	
15	Actuarial assets related to defined benefit pension funds	-	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	12,731	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	-	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	-	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	-	
26	National specific regulatory adjustments	(41,038)	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	(41,038)	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**16,741,268**	
29	**Common Equity Tier I**	**185,595,090**	
	Additional Tier I Capital: instruments		
30	Instruments eligible for the Additional Tier I Capital	21,542,997	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	21,542,997	
33	Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	1,023,065	
35	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
36	Additional Tier I Capital before regulatory adjustments	22,566,062	

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Risk and Capital Management - Pillar 3

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**22,566,062**	
45	**Tier I**	**208,161,152**	
Tier II: instruments and provisions			
46	Instruments eligible for Tier II	19,033,726	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	1,361,714	
49	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
50	Provisions	32,568	
51	**Tier II before regulatory adjustments**	**20,428,008**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**20,428,008**	
59	**Referential Equity (Tier I + Tier II)**	**228,589,160**	
60	**Total risk-weighted assets**	**1,505,475,690**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**12.3%**	
62	**Tier I Ratio**	**13.8%**	
63	**BIS Ratio**	**15.2%**	
64	**Additional Capital Buffers (% of RWA)**	**3.6%**	
65	Of which: capital conservation buffer requirement	2.5%	
66	Of which: bank-specific countercyclical buffer requirement	0.1%	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)	3.6%	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	2,761,816	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	17,387,089	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	7,792,711	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
85	Amount excluded from Tier II due to the line 84 limit	-	

1) The adjustment to equity arising from the adoption of the criteria for setting aside provisions for expected losses set out in CMN Resolution No. 4,966 impacted capital in phases, as defined in CMN Resolution No. 5,199.

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Risk and Capital Management - Pillar 3

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period — **12/31/2025**

Consolidated Balance Sheet [1]	Balance Sheet as in published financial statements	Under regulatory scope of consolidation	Reference [2]
Assets			
Current and Non-current assets	3,061,050	2,677,995	
Cash	37,144	37,072	
Interbank investments	340,388	332,989	
Securities	925,416	562,220	
Derivatives	73,311	73,402	
Operations with credit granting characteristics	1,229,943	1,231,915	
Interbank and interbranch accounts	282,008	282,008	
Current and deferred tax assets	92,994	88,623	(b) / (c)
Others assets	79,846	69,766	(b) / (d)
Permanent assets	35,227	61,220	
Investments	9,047	35,661	(a) / (e) / (f)
Real estate	9,595	9,165	
Goodwill and Intangible assets	16,585	16,394	(e) / (h) / (i)
Total assets	**3,096,277**	**2,739,215**	
Liabilities			
Current and Non-current liabilities	**2,890,647**	**2,511,453**	
Deposits	1,114,482	1,125,298	
Deposits received under securities repurchase agreements	456,158	456,420	
Debt instruments	415,630	417,298	
Borrowings and onlending	147,164	147,162	
Derivatives	69,899	69,800	
Interbank and interbranch accounts	109,961	109,670	
Provisions for financial guarantees, credit commitments and credits to be released	1,794	1,794	
Technical provision for insurance, pension plan and premium bonds	360,617	-	
Other provisions	15,849	15,620	
Current and deferred tax liabilities	23,941	18,428	(b) / (c)
Other liabilities	175,152	149,963	(b) / (c)
Total stockholders' equity of controlling shareholders	**196,146**	**196,132**	
Capital	136,910	136,910	(k)
Other Revenues and Other Reserves	1,718	1,753	(m)
Revenue reserves	57,531	57,482	(l)
(Treasury shares)	(13)	(13)	(n)
Non-controlling interests	9,484	31,630	(j)
Total stockholders' equity	**205,630**	**227,762**	
Total liabilities and stockholders' equity	**3,096,277**	**2,739,215**	

1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.
2) Prudential information that is presented in the Template CC1 of this document.

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Risk and Capital Management - Pillar 3

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million — 12/31/2025

Geographical breakdown	Countercyclical capital buffer rate	Exposure values and/or risk-weighted assets		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount [3]
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	0	2.068.892	840.249		-
Chile	0,50%	200.695	128.563	0,07%	970
Uruguay	0,75%	44.350	28.354		-
Luxembourg	0,50%	4.776	2.762		-
Spain	0,50%	3.211	2.499		-
United Kingdom	2,00%	5.400	965		-
France	1,00%	1,28	691		-
Sweden	2,00%	773	504		-
Germany	0,75%	356	333		-
Netherlands	2,00%	279	177		-
Norway	2,50%	155	83		-
Denmark	2,50%	67	28		-
Czech Republic	1,25%	-	-		-
Belgium	1,00%	25	-		-
Ireland	1,50%	4	-		-
Hong Kong	0,50%	-	-		-
Sum [1]		**2.328.984**	**1.005.208**		
Total [2]		**2.511.860**	**1.098.254**	**0,07%**	**970**

[1] Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.

[2] Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical p

[3] Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction.

GSIB1: Disclosure of G-SIB indicators

The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, is available on the website www.itau.com.br/investor-relations, section "Reports", "Pillar 3 and Global Systemically Important Banks", within the period stipulated by BCB Resolution 54/20.

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

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Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 24 LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA) R$ million 12/31/2025 09/30/2025 Total consolidated assets as published financial statements 3,096,277 2,996,463 Adjustment from differences of consolidation (357,062) (344,179) Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis 2,739,215 2,652,284 Adjustments for derivative financial instruments 60,312 67,765 Adjustment for securities financing transactions (ie repos and similar secured lending) 10,627 16,953 Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures) 248,219 232,402 Other adjustments (74,896) (47,792) Total Exposure 2,983,477 2,921,612 LR2: Leverage ratio common disclosure a b R$ million 12/31/2025 09/30/2025 Items shown in the Balance Sheet Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions 2,403,586 2,315,717 Adjustments for equity items deducted in the calculation of Tier I (24,507) (23,315) Total exposure shown in the Balance Sheet 2,379,079 2,292,402 Transactions using Derivative Financial Instruments Replacement value for derivatives transactions 26,241 40,272 Potential future gains from derivatives transactions 32,028 37,368 Adjustment for collateral in derivatives transactions - - Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions (57,507) (37,641) Reference value for credit derivatives 87,131 83,702 Adjustment of reference value calculated for credit derivatives (32,849) (34,607) Total exposure for derivative financial instruments 55,044 89,094 Repurchase Transactions and Securities Lending (TVM) Investments in repurchase transactions and securities lending 267,560 263,199 Adjustment for repurchases for settlement and creditors of securities lending - - Amount of counterparty credit risk 10,627 16,954 Amount of counterparty credit risk in transactions as intermediary 22,948 27,561 Total exposure for repurchase transactions and securities lending 301,135 307,714 Off-balance sheet items Reference value of off-balance sheet transactions 719,309 680,821 Adjustment for application of FCC specific to off-balance sheet transactions (471,090) (448,419) Total off-balance sheet exposure 248,219 232,402 Capital and Total Exposure Tier I 208,161 215,466 Total Exposure 2,983,477 2,921,612 Leverage Ratio Basel III Leverage Ratio 7.0% 7.4%

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 25 Liquidity Ratios LIQA: Liquidity Risk Management Information Framework and Treatment Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses. In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution's risk appetite. The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution's risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators. The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support: • Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions; • Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators; • Reports and graphs that describe risk positions; • Concentration indicators of funding providers and time. The document "Public Access Report - Liquidity Risk Management and Control Policy" that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations,section “Itaú Unibanco”, under “Corporate Governance”, “Policies", "Reports”.

Risk and Capital Management - Pillar 3

LIQ1: Liquidity Coverage Ratio (LCR)

	12/31/2025 (1)		09/30/2025 (1)	
	Total unweighted value (In thousand R$) [2]	Total weighted value (In thousand R$) [3]	Total unweighted value (In thousand R$) [2]	Total weighted value (In thousand R$) [3]
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		389,722,978		367,777,276
Cash Outflows [4]				
Retail deposits and deposits from small business customers, of which:	691,564,370	72,275,461	654,107,092	67,696,023
Stable deposits	299,595,980	14,979,799	291,799,825	14,589,991
Less stable deposits	391,968,390	57,295,662	362,307,266	53,106,032
Unsecured wholesale funding, of which:	341,685,716	149,748,865	336,531,728	145,445,334
Operational deposits (all counterparties) and deposits in networks of cooperative banks	28,328,470	7,966,379	22,637,742	6,084,235
Non-operational deposits (all counterparties)	310,363,543	138,788,784	310,013,407	135,480,520
Unsecured debt	2,993,702	2,993,702	3,880,579	3,880,579
Secured wholesale funding		49,067,424		45,954,133
Additional requirements, of which:	113,531,193	30,952,335	120,749,088	28,509,122
Outflows related to derivative exposures and other collateral requirements	40,123,217	24,036,422	37,067,516	20,038,435
Outflows related to loss of funding on debt products	2,300,056	2,300,056	2,596,434	2,596,434
Credit and liquidity facilities	71,107,919	4,615,856	81,085,137	5,874,253
Other contractual funding obligations	116,425,597	116,425,597	112,120,745	112,120,745
Other contingent funding obligations	299,259,635	21,983,805	273,263,116	19,933,326
Total Cash Outflows		440,453,486		419,658,682
Cash Inflows [4]				
Secured lending (eg reverse repos)	171,671,279	1,355,833	146,164,463	950,802
Inflows from fully performing exposures	61,672,363	36,896,668	63,539,951	38,981,930
Other cash inflows	234,330,004	220,911,053	228,355,062	211,549,519
Total Cash Inflows	467,673,646	259,163,555	438,059,476	251,482,252
		Total Adjusted Value [5]		**Total Adjusted Value [5]**
Total HQLA		389,722,978		367,777,276
Total net cash outflows		181,289,931		168,176,431
Liquidity Coverage Ratio (%)		**215.0%**		**218.7%**

[1] Corresponds to 64 daily average observations at 4Q25 and 66 daily at 3Q25.
[2] Total balance off the cash inflows or outflows.
[3] After aplication of weighting factors.
[4] Potential cash outflows and inflows.
[5] Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749.

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 389.7 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 181.3 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 215.0%, above the limit of 100% and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

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LIQ2: Net Stable Funding Ratio (NSFR)

12/31/2025	Value per residual effective maturity term (R$ thousand)				Weighted Value (In thousand R$) [2]
	No Maturity [1]	Lower than six months [1]	Greater than or equal to six months, and lower than 1 year [1]	Greater than or equal to 1 year [1]	
Available Stable Funding (ASF) [3]					
Capital	-	-	-	**246,319,350**	**246,319,350**
Reference Equity, gross of regulatory deductions	-	-	-	205,742,627	205,742,627
Other capital instruments not included in line 2	-	-	-	40,576,723	40,576,723
Retail Funding:	**189,902,572**	**600,943,070**	**4,807,660**	**1,474,482**	**733,683,519**
Stable Funding	101,123,107	221,036,353	261,843	21,308	306,321,545
Less Stable Funding	88,779,465	379,906,717	4,545,817	1,453,175	427,361,974
Wholesale Funding:	**71,102,512**	**868,962,843**	**100,841,970**	**157,551,181**	**429,592,822**
Operational deposits and deposits of member cooperatives	18,688,552	-	-	-	9,344,276
Other Wholesale Funding	52,413,960	868,962,843	100,841,970	157,551,181	420,248,546
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	**171,196,045**	**13,407,380**	**1,285,529**	-
Other liabilities, in which:	**74,114,055**	**113,927,347**	**10,468,749**	**84,850,425**	**90,084,799**
Derivatives whose replacement values are lower than zero		**18,958,815**	-	-	
Other liability or equity elements not included above	74,114,055	94,968,532	10,468,749	84,850,425	90,084,799
Total Available Stable Funding (ASF)					**1,499,680,491**
Required Stable Funding (RSF) [3]					
Total NSFR high quality liquid assets (HQLA)					**46,950,198**
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	**1,908,923**	**592,172,277**	**157,140,150**	**755,400,925**	**878,761,599**
Performing loans to financial institutions secured by Level 1 HQLA	-	27,831,829	-	508,016	3,291,199
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,681,810	26,678,304	11,013,121	16,915,714	26,832,957
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	227,113	477,498,457	101,174,396	332,898,007	491,494,463
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644.	-	-	-	8,770,741	5,700,982
Performing residential mortgages, of which:	-	15,021,639	13,379,623	174,370,526	120,684,973
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	120,492,284	98,949,898
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	45,142,047	31,573,011	230,708,661	236,458,007
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	**169,282,325**	**15,913,341**	**1,633,657**	-
Other assets, in which:	**81,972,665**	**151,632,581**	**8,956,505**	**132,108,357**	**261,028,657**
Transactions with gold and commodities, including those with expected physical settlement	-				-
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty.		-	-	19,727,477	16,768,355
Derivatives whose replacement values are higher than or equal to zero		17,958,433	-	9,748,994	4,260,921
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	959,279	959,279
All other assets not included in the above categories	81,972,665	133,674,148	8,956,505	101,672,608	239,040,102
Off-balance sheet transactions	**778,961,391**	8,773,622	-	-	**15,319,091**
Total Required Stable Funding (RSF)					**1,202,059,545**
NSFR (%)					**124.8%**

1) Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).
2) Corresponds to the amount after application of weighting factors.
3) Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	Total Adjusted Value [1] 12/31/2025	09/30/2025
Total Available Stable Funding (ASF)	1,499,680,491	1,408,603,125
Total Required Stable Funding (RSF)	1,202,059,545	1,142,829,435
NSFR (%)	**124.8%**	**123.3%**

1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to 1,499.7 billion in the 4 quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to 1,202.1 billion in the 4 quarter, which is mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 124.8%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

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27

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 28 Credit Risk CRA: Qualitative information on credit risk management Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase, with the periodic monitoring of troubled assets, which are defined as: • Overdue Transactions for more than 90 days; • Restructured Operations; • Counterparties that present inability to pay, whether by legal measures, judicial reorganization, bankruptcy, loss, among others; • Significant deterioration in credit quality, which can be identified by deterioration in internal rating metrics, guarantees honored, among others. Additionally, if it is identified that a CNPJ may contaminate the counterparties, they may be marked as Troubled Assets. The monitoring contains information on significant exposures, including recovery history and prospects, as well as restructuring information. These analyzes are generated monthly for executives and quarterly for the Board of Directors through the Risk and Capital Management Committee (CGRC). There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

Risk and Capital Management - Pillar 3

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

For wholesale public e agro, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate.

Itaú Unibanco also has a specific structure and processes aimed at ensuring that other aspects of credit risk, such as country risk, are managed and controlled, described in the item "Other Risks".

In compliance with CMN Resolution 4,557, the document "Public Access Report: Credit Risk Management and Control Policy", which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section "Itaú Unibanco", under "Corporate Governance", "Policies", "Reports".

CR1: Credit Quality of Asset

R$ million	Gross carrying values of					12/31/2025
	Defaulted exposures (a)	Non- defaulted exposures (b)	Allowances, Unearned Revenues and ECL accounting provision (c)	Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWA_{CPAD}	Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWA_{CIRB}	Net values (a+b-c)
Loans	54,350	1,155,891	108,018	107,514	504	1,102,222
Debt Securities	4,751	722,781	3,055	-	-	724,476
in which: Sovereigns	-	388,895	124	-	-	388,770
in which: Other Debts	4,751	333,886	2,931	-	-	335,706
Off - balance sheet exposures	-	716,866	1,794	1,793	1	715,073
Total	**59,101**	**2,595,538**	**112,867**	**109,307**	**505**	**2,541,771**

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29

Risk and Capital Management - Pillar 3

CR2: Changes in Stock of Problem Assets

R$ million	Total
Exposures classified as problem assets at the end of the previous period (09/30/2025)	62,140
Value of transactions classified as problem assets in the current period	16,448
Value of exposures that are no longer characterized as problem assets in the current period	(1,545)
Amount written off	(10,209)
Other changes	(7,733)
Exposures classified as problem assets at end of the reporting period (12/31/2025)	**59,101**

CRB: Additional disclosure related to the credit quality of assets

The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. Where is informed breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total exposures by residual maturity by delay range, the total of restructured exposures and the percentage of the ten and one hundred largest exposures are reported.

Exposure by industry

Total Exposure

R$ million		12/31/2025
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Companies	**1,560,678**	**1,589,558**
Public sector	**487,555**	**487,763**
Energy	2,287	2,287
Petrochemical and Chemical	7,980	7,981
Sundry	477,288	477,495
Private sector	**1,073,123**	**1,101,795**
Sugar and Alcohol	3,980	4,067
Agribusiness and Fertilizers	40,124	40,873
Food and Beverage	54,366	55,790
Banks and Other Financial Institutions	111,193	111,420
Capital Assets	20,151	20,935
Pulp and Paper	19,726	19,906
Electronic and IT	24,230	25,067
Packaging	7,068	7,259
Energy and Sewage	78,813	80,123
Education	9,131	9,505
Pharmaceuticals and Cosmetics	25,581	26,411
Real Estate Agents	76,930	78,882
Entertainment and Tourism	21,982	23,155
Wood and Furniture	11,831	12,366
Construction Material	13,607	14,316
Steel and Metallurgy	25,820	26,635
Media	1,753	1,786
Mining	13,534	13,660
Infrastructure Work	20,424	21,334
Oil and Gas	20,924	21,514
Petrochemical and Chemical	27,907	28,772
Health Care	13,855	14,413
Insurance and Reinsurance and Pension Plans	1,300	1,306
Telecommunications	20,712	21,765
Clothing and Footwear	11,815	12,230
Trading	6,502	6,631
Transportation	52,112	54,860
Domestic Appliances	5,838	5,954
Vehicles and Autoparts	47,097	48,350
Third Sector	1,401	1,411
Publishing and Printing	6,913	7,194
Commerce - Sundry	59,513	62,153
Industry - Sundry	10,486	10,615
Sundry Services	146,907	150,136
Sundry	59,597	61,001
Individuals	981,093	1,065,081
Total	**2,541,771**	**2,654,639**

Total problematic assets and debt securities

R$ million			12/31/2025
	Portfolio		
	Problematic Assets	Expected Credit Loss	Write-off
Companies	**20,930**	**9,803**	**1,968**
Public sector	**-**	**-**	**15**
Energy	-	-	-
Petrochemical and Chemical	-	-	-
Sundry	-	-	15
Private sector	**20,930**	**9,803**	**1,953**
Sugar and Alcohol	30	23	-
Agribusiness and Fertilizers	626	266	52
Food and Beverage	974	522	111
Banks and Other Financial Institutions	85	26	10
Capital Assets	1,046	406	32
Pulp and Paper	71	28	2
Electronic and IT	707	400	61
Packaging	117	72	15
Energy and Sewage	946	495	3
Education	171	96	25
Pharmaceuticals and Cosmetics	481	254	126
Real Estate Agents	2,532	893	141
Entertainment and Tourism	617	362	125
Wood and Furniture	348	188	57
Construction Material	316	197	54
Steel and Metallurgy	530	270	54
Media	17	10	1
Mining	105	21	7
Infrastructure Work	194	79	45
Oil and Gas	278	160	35
Petrochemical and Chemical	416	183	16
Health Care	236	115	30
Insurance and Reinsurance and Pension Plans	-	-	-
Telecommunications	123	73	5
Clothing and Footwear	224	129	30
Trading	83	43	12
Transportation	1,118	539	193
Domestic Appliances	86	37	10
Vehicles and Autoparts	557	292	75
Third Sector	6	4	-
Publishing and Printing	150	87	28
Commerce - Sundry	2,596	1,280	342
Industry - Sundry	107	49	11
Sundry Services	3,386	1,439	236
Sundry	1,651	765	9
Individuals	38,171	18,976	8,241
Total	**59,101**	**28,779**	**10,209**

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30

Risk and Capital Management - Pillar 3

Exposure by remaining maturity

R$ million				12/31/2025
Remaining maturities of transactions (Net values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
514,949	185,518	797,636	461,779	**1,959,882**

R$ million				12/31/2025
Remaining maturities of transactions (Gross values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
542,084	189,081	854,033	487,051	**2,072,249**

1) Do not consider the amount of credits to be released.

Overdue exposures

R$ million	12/31/2025
	Gross portfolio
	Overdue amounts [1]
Less than 30 days	9,144
31 to 90 days	15,103
91 to 180 days	13,161
181 to 365 days	16,905
above 365 days	666
Total	**54,979**

1) According to Resolution 54, the table follows the same scope as table CR1.

Exposure by geographical area in Brazil and by country

Total Exposure

R$ million		12/31/2025
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Southeast	1,181,676	1,240,142
South	208,404	221,676
North	33,208	37,358
Northeast	152,907	166,495
Midwest	95,714	103,716
National territory [1]	388,770	388,894
Brazil	**2,060,679**	**2,158,281**
Argentina	198	203
Chile	211,912	216,510
Colombia	42,033	50,658
United States	52,716	52,671
Paraguay	34,922	35,595
United Kingdom	24,473	25,028
Swiss	3,088	3,089
Uruguay	59,131	59,819
Other	52,619	52,785
Foreign	**481,092**	**496,358**
Total	**2,541,771**	**2,654,639**

Total problematic assets and debt securities

R$ million			12/31/2025
	Portfolio		
	Problematic Assets	Expected Credit Loss	Write-off
Southeast	30,145	15,320	5,350
South	6,673	3,236	1,169
North	1,576	816	359
Northeast	6,524	3,534	1,591
Midwest	3,619	1,864	735
National territory [1]	-	-	-
Brazil	**48,537**	**24,770**	**9,204**
Argentina	-	-	-
Chile	7,495	2,561	660
Colombia	1,782	731	268
United States	-	-	-
Paraguay	374	292	29
United Kingdom	511	155	-
Swiss	-	-	-
Uruguay	394	266	48
Other	8	4	-
Foreign	**10,564**	**4,009**	**1,005**
Total	**59,101**	**28,779**	**10,209**

1) Considers only Brazilian goverment bonds.

Largest debtors exposures

R$ million		12/31/2025
Loans, Debt Securities and Off-balance sheet exposures (CR1) [1]	Exposure	% of portfolio
10 largest debtors	462,700	17.0%
100 largest debtors	642,682	23.6%

1) According to Resolution 54, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities.

Restructured exposures

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31

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 32 R$ million 12/31/2025 Problem Assets Others Restructured Exposures (1) 13,235 5,073 1) Restructured exposures in place as a consequence of the new resolution 4.966 in the current competence. CRC: Qualitative disclosure related to Credit Risk Mitigation techniques Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be financial, credit derivatives, fiduciary, real, legal structures with mitigation power and offsetting agreements. For these guarantees to be considered as credit risk mitigating instruments, it is necessary that they comply with the requirements and determinations of the that regulate them, whether internal or external, and that they are legally enforceable (effective), enforceable and regularly evaluated. The information regarding the possible concentration associated with the mitigation of credit risk considers these different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to the general requirements. • Fiduciary Guarantees and credit derivatives: a third party assumes the responsibility for fulfilling the obligation contracted by the debtor, which falls on the general equity of that third party. Avals, sureties and CDS are examples of these guarantees. Fiduciary guarantees are segregated into the following providers: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions, Sovereigns, National Treasury or Central Bank. Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates. They are also segregated into: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions and Sovereigns. • Real and Financial Guarantees: the borrower itself or a third party detaches one or more financial assets and/or one or more goods and/or one or more receivables, in such a way as to guarantee repayment to the creditor in the event of default. These guarantees are segregated by type: financial collateral, bilateral contracts, and assets. • Clearing and Settlement of Obligations Agreement and legal structures with mitigating power: the clearing agreement aims to reduce the risk of credit exposure of one party to the other, resulting from transactions entered into between them, so that, in case of maturity, after offsetting, the net amount owed by the debtor to the creditor is identified. It is commonly used in derivative transactions, but it can also cover other types of financial transactions. In legal structures with mitigation power and compensation agreements, mitigation is based on methodologies established and approved by the business units responsible for credit risk management and by the centralized credit risk control area. Such methodologies consider factors related to the legal enforceability of the guarantees, the costs necessary for such and the expected value in the execution, taking into account the volatility and liquidity of the market.

Risk and Capital Management - Pillar 3

To control the mitigating instruments, there is periodic monitoring that monitors the level of compliance with the use of each instrument when compared to internal measurement policies, even including corrective action plans when there is noncompliance, analyzing concentration, types, providers, formalization. The parameters used are: HE (Haircut of execution) which evaluates the probability of success in executing the guarantee, HV (Volatility Haircut) represents the liquidity of the collateral being offered, and LMM (Maximum Mitigation Limit) which is the mitigation ceiling for real guarantees.

CR3: Credit Risk mitigation techniques - overview[1]

R$ million					12/31/2025
	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	948,710	110,679	7,973	102,706	-
Debt securities	475,901	549	422	128	-
in which: Sovereigns	172,381	3,899	1,626	2,273	-
in which: Other Debts	469,856	1,197	1,198	-	-
Total	2,066,848	116,324	11,219	105,107	-
Of which: problem assets	16,154	44	44	-	-

1) The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809.

There was an increase in exposures related to credit origination

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Risk and Capital Management - Pillar 3

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects

R$ million						12/31/2025
	Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA density	
Asset classes	On- balance sheet amount (a)	Off- balance sheet amount (b)	On- balance sheet amount (c)	Off- balance sheet amount (d)	RWA (e)	Off- balance sheet amount [e/(c+d)]
Sovereigns and their central banks	602,136	651	602,136	651	24,938	4%
Non-central government public sector entities	7,811	320	7,811	135	5,345	67%
Multilateral development banks	-	-	-	-	-	
Banks and other Financial Institutions authorized by Brazil Central Bank	179,517	12,294	179,517	7,560	73,303	39%
Covered bonds	-	-	-	-	-	-
Corporate	488,165	188,461	488,165	112,440	474,324	79%
Of which: specialised landings	-	109	-	109	87	80%
Of which: others	488,165	188,352	488,165	112,331	474,237	79%
Subordinate debt, equity and other capital	34,206	-	34,206	-	60,305	176%
Retail	355,767	484,249	355,767	49,723	268,027	66%
Real Estate	240,103	6,210	240,103	4,649	110,050	45%
Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property.	181,814	1,126	181,814	289	52,299	29%
Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property.	*35,478*	1,563	35,478	953	37,726	104%
Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property.	10,524	559	10,524	445	9,549	87%
Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property.	3,718	3	3,718	3	3,489	94%
Of which: Land acquisition, development and construction.	8,569	2,959	8,569	2,959	6,987	61%
Problem assets	15,077	2,653	15,077	1,121	19,382	120%
Other assets	84,111	-	84,111	-	84,086	100%
Total	**2,006,893**	**694,838**	**2,006,893**	**176,279**	**1,119,760**	**51%**

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34

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 35

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 36 CR5: Standardized Approach – exposures by asset classes and risk weights R$ million Risk weight (FPR) 12/31/2025 Asset classes 0% 20% 50% 100% 150% 200% Others Total credit exposures amount (post CCF and post-CRM) Sovereigns and their central banks 549,402 21,202 26,171 4,389 44 1,579 - 602,787 Asset classes 20% 50% 100% 150% Others Total credit exposures amount (post CCF and post-CRM) Non-central government public sector entities 365 - 1,591 720 5,270 7,946 Asset classes 0% 20% 30% 50% 100% 150% Others Total credit exposures amount (post CCF and post-CRM) Multilateral development banks - - - - - - - - Asset classes 20% 30% 40% 50% 75% 100% 150% Others Total credit exposures amount (post CCF and post- CRM) Banks and other Financial Institutions authorized by Brazil Central Bank 69,013 11,811 90,226 1,851 - 528 12,341 1,307 187,077 Asset classes 10% 15% 20% 25% 35% 50% 100% Others Total credit exposures amount (post CCF and post- CRM) Covered bonds - - - - - - - - -

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 37 R$ million Risk weight (FPR) 12/31/2025 Asset classes 20% 50% 65% 75% 80% 85% 100% 130% 150% Others Total credit exposures amount (post CCF and post-CRM) Corporate - 51,691 233,109 - 109 71,777 236,486 - - 7,433 600,605 Of which: specialised landings - - - - 109 - - - - - 109 Of which: others - 51,691 233,109 - - 71,777 236,486 - - 7,433 600,496 Asset classes 100% 150% 250% 400% Others Total credit exposures amount (post CCF and post-CRM) Subordinate debt, equity and other capital - 3,769 - - 30,437 34,206 Asset classes 45% 75% 100% Others Total credit exposures amount (post CCF and post-CRM) Retail 77,788 279,567 254 47,881 405,490 R$ million Risk weight (FPR) 12/31/2025 Asset classes 0% 20% 25% 30% 35% 40% 45% 50% 60% 65% 70% 75% 85% 90% 100% 105% 110% 150% Others Total credit exposures amount (post CCF and post-CRM) Real Estate 38 49,578 29,964 84,080 3,500 17,832 4,242 11,073 1,006 1,113 5,732 2,428 2,551 860 7,370 395 1,798 21,176 16 244,752 Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property. 24 49,578 29,964 77,886 17,832 2,048 - 4,680 1 - - 86,0 - 4 182,103 Of which: no loan splitting applied 24 49,578 29,964 77,886 17,832 2,048 - 4,680 1 - - 86,0 - 4 182,103 Of which: others - - - - - - - - - - - - - - Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property. 6,194 3,500 4,242 647 362 309 21,176 1 36,431 Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property. 14 - - - - 359 1,113 2,065 2,361 5,057 - - 10,969 Of which: no loans splitting applied 14 - - - - 359 - - - - - - 373 Of which: others - - - - - - - 1,113 2,065 2,361 5,057 - - 10,596 Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property. 1,052 860 1,798 - 11 3,721 Of which: Land acquisition, development and construction. 9,025 190 2,313 - - 11,528

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 38 R$ million Risk weight (FPR) Asset classes 50% 100% 150% Others Total credit exposures amount (post CCF and post-CRM) Problem Assets 69 9,562 6,523 44 16,198 Asset classes 0% 20% 100% 1250% Others Total credit exposures amount (post CCF and post-CRM) Other assets 26 - 84,085 - - 84,111

Risk and Capital Management - Pillar 3

Exposure amounts and CCFs applied to off-balance sheet exposures, categorised based on risk bucket of converted exposures.

R$ milion				12/31/2025
Risk weight (2)	On balance sheet exposure	Off-balance sheet exposure (pre-CCF)	Weighted average CCF (1)	Total exposure (post-CCF and post-CRM)
Less than 40%	828,364	4,759	57%	831,094
40 - 70%	480,743	317,660	29%	571,324
75%	254,934	260,083	10%	281,995
80 - 85%	66,133	40,170	21%	74,436
90 - 100%	300,091	67,242	67%	345,124
105 - 130%	2,591	79	22%	2,608
150%	42,021	4,845	53%	44,575
160%	20,517	-	-	20,517
200%	1,579	-	-	1,579
220 - 250%	9,920	-	-	9,920
400%	-	-	-	-
1250%	-	-	-	-
Total Exposure	**2,006,893**	**694,838**	**25%**	**2,183,172**

1) Weighting is based on off-balance sheet exposure (pre-CCF).
2) The FPRs applied to equity exposures follow the chronogram defined in Article 85 of BCB Resolution 229/2022.

The increases in the total exposure fields in tables CR4 and CR5 occurred mainly in the lines for Central governments and their respective central banks, Non-financial legal entities, Financial institutions and other entities authorized by the Central Bank of Brazil, Retail exposures, and Exposures secured by real estate.

CRE: Qualitative disclosure related to IRB models

To calculate regulatory credit risk capital, two approaches can be used, the standardized and the IRB (Internal Ratings Based). standardized and IRB (Internal Ratings Based). Itaú Unibanco was approved to use the IRB approach by the Central Bank for its rural credit business unit (Agribusiness). The IRB approach allows the use of internal models to calculate regulatory capital for credit risk, To this end, internal estimates of Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) are used.

A client's PD is directly associated with its internal credit risk rating. This rating is based on internal models used in the loan granting process. This classification is based on financial and qualitative aspects of individual customers. Since PD is the probability of a creditor defaulting, it is estimated based on the portfolio information. The calculation seeks to predict the possibility of default occurring in the next twelve months for each credit rating, using the average profile of the portfolio over the last five years, in accordance with BCB Resolution No. 303. In addition, we respect the 0.05% floor for PD values, as established in Chapter II of the regulation.

The EAD is the expected value for the creditor's balance at the time of default. This value is derived from the balance at the time of valuation combined with possible movements that may the debtor balance up to the moment of default, considering the possibility of credit available to the client. In order to estimate the FCC (Credit Conversion Factor), credit conversion data was used considering the balances and credit conversion considering creditors' available balances and limits 12 months before the moment of default for revolving products. The financial institution stores data for a period of seven years, fulfilling the minimum requirement set out in Article 102 of Resolution No. 303.

The LGD is the estimation of the percentage of EAD that the institution will fail to recover in the event of default. This estimation is based on the events of default that have occurred and the subsequent behavior of net recoveries

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at present values[1]. Using the minimum period required by Article 102 of Resolution No. 303 as a starting point, recovery data is stored for a workout period sufficient to capture at least 90% of the observed recovery flow and clients after the moment of default. In the process of assigning the LGD parameter to each customer within the institution, possible factors that mitigate potential future losses are taken into account in order to obtain a fair value of this parameter, these mitigations are in compliance with the Resolution No. 303.

In addition to the parameter models, the agribusiness portfolio has a set of models that are used to rank and classify the risk of the different counterparties (Risk Rating and Behavior Score models), based on the size of the counterparty, the niche in which it operates and the commercial strategy of the segment.

The models used in the concession process are developed by the modeling area in partnership with the credit analysis area, based on information from clients' financial statements, their history of behavior with the institution and in the market, in the evaluation of its management and governance process through internal data, bureaus and market information. These models assign a credit rating/score to each of the creditors allowing them to segregate very low-risk clients from higher-risk clients within an internal classification. Based on this internal classification assigned the risk parameters that will be used in the process of measuring and managing risk and, consequently, estimating capital in accordance with the methodology defined by the Central Bank in BCB Resolution 303.

Each of the models listed above goes through an approval governance that involves the area area and the independent validation area. The area is in a segregated structure from the validation area in order to guarantee independence of action. The decision on whether or not to approve or not of the model is made in the *Comitê Técnico de Avaliação de Modelos* (Technical Committee for Model Evaluation) where information about the model is presented, such as scope, definition of use, replicability, stability, adherence, discrimination and, finally, the opinion of the validation area. After this process, the model is still subject to periodic annual evaluations in order to determine whether or not there is a need for adjustments to the model. This monitoring is carried out by the independent validation area and its results can be found in table CR9 of this report. Additionally, the operational risk and internal audit teams evaluate the adherence of the models in relation to the normative aspects of BCB Resolution 303 itself.

EAD (in %)	**EAD covered by the various approaches**		
	Standardized approach	Foundation Approach (F-IRB)	Advanced Approach (A-IRB)
Agribusiness	0%	0%	100%
Wholesale	0%	0%	100%
Retail	0%	0%	100%

Portfolio	Model component	Number of models	Description
Agribusiness	PD	1	Model used to measure the probability of default in each of the classifications.
	EAD	1	Model used to allocate the balance at the time of of default.
	LGD	1	Model that determines the portion of EAD that wil not be recovered.

Portfolio	**Model**	**RWA_{CIRB} (%)**
Agribusiness	PD	100%
Wholesale	EAD	100%
Retail	LGD	100%

[1] Deducted from economic recoveries are deducted from the costs necessary to recover the amounts, such as legal fees and collection costs.

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CR6: IRB – Credit risk exposures by portfolio and PD range (1)(2)

R$ million | 12/31/2025

Porfolio	PD scale	Original on-balance sheet gross exposure	Off- balance sheet exposures pre CCF	Average CCF	EAD post CRM and post- CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RWA density	EL	Provisions
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - A-IRB													
	0.00 to <0.15	31,776	4,051	52.70%	33,911	0.08%	203	46.43%	2.7	8,882	26.19%	13	
	0.15 to <0.25	18,662	3,638	35.64%	19,959	0.18%	314	45.97%	2.4	8,114	40.65%	17	
	0.25 to <0.50	37,928	6,169	26.50%	39,564	0.31%	1,433	38.51%	2.0	16,333	41.28%	47	
	0.50 to <0.75	10,519	654	18.73%	10,641	0.57%	577	31.84%	2.0	4,911	46.14%	19	
	0.75 to <2.50	15,945	3,189	22.69%	16,669	1.33%	1,489	28.72%	2.0	9,123	54.73%	63	
	2.50 to <10.00	4,133	459	35.43%	4,295	4.27%	457	25.72%	1.9	3,019	70.29%	62	
	10.00 to <100.00	3,029	70	14.73%	3,039	30.00%	359	27.20%	2.3	3,727	122.61%	237	
	100.00 (Default)	2,832	37	18.15%	2,839	100.00%	418	40.69%	2.4	9,675	340.77%	1,155	
Sub Total	**Sub Total**	**124,825**	**18,266**	**33.35%**	**130,917**	**3.31%**	**5,250**	**39.27%**	**2.3**	**63,784**	**48.72%**	**1,613**	**1,662**
Other retail exposures, excluding retail receivables - A-IRB													
	0.00 to <0.15	-	-	-	-	-	-	-	-	-	-	-	
	0.15 to <0.25	-	-	-	-	-	-	-	-	-	-	-	
	0.25 to <0.50	-	-	-	-	-	-	-	-	-	-	-	
	0.50 to <0.75	-	-	-	-	-	-	-	-	-	-	-	
	0.75 to <2.50	-	-	-	-	-	-	-	-	-	-	-	
	2.50 to <10.00	-	-	-	-	-	-	-	-	-	-	-	
	10.00 to <100.00	-	-	-	-	-	-	-	-	-	-	-	
	100.00 (Default)	1	-	-	1	100.00%	6	80.46%	1.0	-	21.74%	1	
Sub Total	**Sub Total**	**1**	**-**	**-**	**1**	**100.00%**	**6**	**80.46%**	**1.0**	**-**	**-**	**1**	**1**
Agribusiness													
	0.00 to <0.15	31,776	4,051	52.70%	33,911	0.08%	203	46.43%	2.7	8,881	26.19%	13	
	0.15 to <0.25	18,662	3,638	35.64%	19,959	0.18%	314	45.97%	2.4	8,113	40.65%	17	
	0.25 to <0.50	37,928	6,169	26.50%	39,564	0.31%	1,433	38.51%	2.0	16,331	41.28%	47	
	0.50 to <0.75	10,519	654	18.73%	10,641	0.57%	577	31.84%	2.0	4,910	46.14%	19	
	0.75 to <2.50	15,945	3,189	22.69%	16,669	1.32%	1,489	28.72%	2.0	9,123	54.73%	63	
	2.50 to <10.00	4,133	459	35.43%	4,295	4.26%	457	25.72%	1.9	3,019	70.29%	62	
	10.00 to <100.00	3,029	70	14.73%	3,039	27.99%	359	27.20%	2.3	3,726	122.61%	237	
	100.00 (Default)	2,834	37	18.15%	2,840	100.00%	424	40.71%	2.4	9,675	340.64%	1,156	
	Sub Total	**124,826**	**18,266**	**33.35%**	**130,918**	**3.31%**	**5,256**	**39.27%**	**2.3**	**63,784**	**48.72%**	**1,614**	**1,663**

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 532.
2) Considers RWA internal models.

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CR7: IRB – Effect on RWA of credit derivatives used as CRM techniques [(1)(2)]

R$ million	12/31/2025	
	Pre-credit derivatives RWA	Actual RWA
Financial Institutions - F-IRB	-	-
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - F-IRB	-	-
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - A-IRB	63,784	63,784
Revenue-generating real estate development - F-IRB	-	-
Revenue-generating real estate development - A-IRB	-	-
Wholesale receivables - F-IRB	-	-
Wholesale receivables - A-IRB	-	-
Retail – qualifying revolving - A-IRB	-	-
Residential mortgages - A-IRB	-	-
Other retail exposures, excluding retail receivables - A-IRB	-	-
Retail receivables - A-IRB	-	-
Total	**63,784**	**63,784**
of which: rural credit business unity	63,784	63,784

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 532.
2) Considers RWA internal models.

CR8: RWA flow statements of credit risk exposures under IRB [(1)(2)]

R$ million	RWA amounts
RWA as at end of previous reporting period (09/30/2025)	**62,006**
Asset size	2,482
Asset quality	(1,007)
Model updates	-
Methodology and policy	-
Acquisitions and disposals	-
Foreign exchange movements	302
Other	-
RWA as at end of reporting period (12/31/2025)	**63,784**

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 532.
2) Considers RWA internal models.

CR9: IRB – Backtesting of probability of default (PD) per portfolio

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CR9: IRB – Backtesting of probability of default (PD) per portfolio

R$ million									12/31/2025
Portfolio	PD Range	Weighted average PD	Arithmetic average PD by obligors	Arithmetic average PD by obligors	Number of obligors		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate
					End of previous year	End of the year			
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - A-IRB									
	0.00 to <0.15		0.08%	0.09%	204	203	4	1	0.18%
	0.15 to <0.25		0.18%	0.18%	347	314	3	1	0.24%
	0.25 to <0.50		0.31%	0.32%	1,345	1,433	58	2	0.48%
	0.50 to <0.75		0.57%	0.58%	962	577	19	2	0.26%
	0.75 to <2.50		1.33%	1.37%	1,364	1,489	86	1	1.35%
	2.50 to <10.00		4.27%	4.37%	461	457	78	3	2.24%
	10.00 to <100.00		30.00%	28.20%	186	359	89	4	11.73%
	100.00 (Default)		100.00%	100.00%	211	418	-	-	-
Subtotal					**5,080**	**5,250**	**337**	**14**	**1.50%**
Other retail exposures, excluding retail receivables - A-IRB									
	0.00 to <0.15		-	-	-	-	-	-	-
	0.15 to <0.25		-	-	-	-	-	-	-
	0.25 to <0.50		-	-	4	-	-	-	-
	0.50 to <0.75		-	-	2	-	-	-	-
	0.75 to <2.50		-	-	4	-	2	-	-
	2.50 to <10.00		-	-	1	-	1	-	-
	10.00 to <100.00		-	-	-	-	1	1	-
	100.00 (Default)		100.00%	100.00%	3	6	-	-	-
Subtotal					**14**	**6**	**4**	**1**	**-**
Agribusiness									
	0.00 to <0.15		0.08%	0.09%	204	203	4	1	0.18%
	0.15 to <0.25		0.18%	0.18%	347	314	3	1	0.24%
	0.25 to <0.50		0.31%	0.32%	1,349	1,433	58	2	0.48%
	0.50 to <0.75		0.57%	0.58%	964	577	19	2	0.26%
	0.75 to <2.50		1.33%	1.37%	1,368	1,489	88	1	1.35%
	2.50 to <10.00		4.27%	4.37%	462	457	79	3	2.24%
	10.00 to <100.00		30.00%	28.20%	186	359	90	5	11.73%
	100.00 (Default)		100.00%	100.00%	214	424	-	-	100.00%
Total					**5,094**	**5,256**	**341**	**15**	**1.50%**

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Regarding the result of the column "Historical average annual default rate", a model miscalibration was reported on November 2025, concerning the probability of default model for the Agribusiness segment, formally registered under AR002754, with the following description:

"More than three consecutive warning indicators were reported at the CTAM meeting on 11/07/2025 for Wholesale models, triggering consequence management in accordance with the applicable governance framework. The affected models were:

MRM24_365: PD Agro
MRM21_594: Lifetime PD – Large Corporates
MRM21_26: Lifetime PD – Middle Market"

The new PD AGRO model (MRM25_681) was approved at the CTAM meeting on January 26, 2026, with effects observed as of the January 2026 closing, thereby addressing the aforementioned issue.

CMS1: Comparison of modelled and standardised RWA at risk level

				12/31/2025
	RWA			
	RWA for modelled approaches that banks have supervisory approval to use	RWA for portfolios where standardised approaches are used	Total Actual RWA (a + b) (ie RWA which banks report as current requirements)	RWA calculated using full standardised approach (ie RWA used in capital floor computation)
Credit risk (excluding counterparty credit risk)	79,343	1,119,760	1,199,103	1,229,199
Counterparty credit risk		26,631	29,789	30,987
Securitisation exposures in the banking book		12,838	12,838	12,838
Market risk	44,760	5,488	50,248	61,438
Operational risk		143,006	143,006	143,006
Residual RWA		70,491	70,491	70,491
Total	**124,103**	**1,378,214**	**1,505,475**	**1,547,959**

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CMS2: Comparison of modelled and standardised RWA for credit risk at asset class level

	12/31/2025			
	RWA			
R$ milion	RWA for modelled approaches that banks have supervisory approval to use (a)	RWA for column (a) if re-computed using the standardised approach (b)	Total Actual RWA (ie RWA which banks report as current requirements) (c)	RWA calculated using full standardised approach (ie RWA used in capital floor computation) (d)
Sovereign			-	-
Of which: categorised as MDB/PSE in SA			-	-
Banks and other financial institutions	-	-	-	-
Equity			-	-
Purchased receivables	-	-	-	-
Corporates	79,343	109,439	79,343	109,439
Of which: F-IRB is applied	-	-	-	-
Of which: A-IRB is applied	79,343	109,439	79,343	109,439
Retail	-	-	-	-
Of which: qualifying revolving retail	-	-	-	-
Of which: other retail	-	-	-	-
Of which: retail residential mortgages	-	-	-	-
Specialized lending	-	-	-	-
Of which: income-producing real estate and high volatility commercial real estate	-	-	-	-
Others	-	-	1,119,760	1,119,760
Total	**79,343**	**109,439**	**1,199,103**	**1,229,199**
Of which: rural credit business unity	79,343	109,439	79,343	109,439

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its managerial and regulatory exposure to this risk, and the models developed are used both for the governance of consumption of limits and management of counterparties sub-limits, as well as for the allocation of capital, respectively.

The managerial volatility of the potential credit risk (PCR) of derivatives (interpreted as the amount of potential financial exposure that an operation can reach until its maturity) and the volatility of repurchase agreements and foreign exchange transactions are monitored periodically to maintain the exposure at levels considered acceptable by the institution's management.

The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The regulatory exposures of counterparty credit risk are presented as follows.

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CCR1: Analysis of CCR exposures by approach

R$ million	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
					12/31/2025
SA-CCR Approach	12,896	8,898	1.4	30,512	19,907
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				754,348	7,402
Total					**27,309**

CCR3: Standardised approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)									12/31/2025
Counterparties	**0%**	**10%**	**20%**	**50%**	**65%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	326,191	-	2	6	-	-	-	-	-	326,199
Non-central government public sector entities	4	-	-	-	72	-	-	-	-	76
Multilateral development banks	-	-	-	-	-	-	-	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	52,436	-	2,673	-	-	-	45	1,851	3,323	60,328
Corporates	369,487	-	30	-	9,612	1,423	15,421	-	-	395,973
Other Counterparties	1,328	-	-	-	1	-	823	132	-	2,284
Total	**749,446**	**-**	**2,705**	**6**	**9,685**	**1,423**	**16,289**	**1,983**	**3,323**	**784,860**

In the CCR1 and CCR3 tables, there was a decrease in exposures to financial institutions and non-financial legal entities

CCR5: Composition of collateral for CCR exposures

R$ million	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	12/31/2025
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	-	-	-	448,788	265,439
Cash - other currencies	-	1,423	2,812	3,759	7,557	5,190
Domestic sovereign debt	-	-	12,032	-	266,105	394,016
Government agency debt	-	-	30,856	-	2,095	4,511
Corporate bonds	-	-	-	-	109	60,929
Equity securities	-	-	1,204	-	-	3,252
Other collateral	-	-	94	-	-	-
Total	**-**	**1,423**	**46,998**	**3,759**	**724,654**	**733,337**

Decrease in collateral received and posted associated with repurchase agreement (Repo) transactions.

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CCR6: CCR associated with credit derivatives exposures

In R$ million		12/31/2025
	Protection bought	Protection sold
Notionals		
Single-name credit default swaps	22,639	29,059
Index credit default swaps	5,502	5,502
Total return swaps	-	52,573
Total notionals	**28,141**	**87,134**
Fair values	**95**	**153**
Positive fair value (asset)	166	449
Negative fair value (liability)	(71)	(296)

CCR8: CCR associated with Exposures to central counterparties

R$ million		12/31/2025
	EAD (post-CRM)	RWA
Exposures to qualifying CCPs (QCCPs total)		2,480
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	13,011	433
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	12,988	433
(iii) Securities financing transactions	23	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	6,472	2,035
Pre-funded default fund contributions	122	12
Unfunded default fund contributions	-	-
Exposures to non-qualifying CCPs (Non-QCCPs total)		-
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	-	-
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	-	-
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	-	-
Pre-funded default fund contributions	-	-
Unfunded default fund contributions	-	-

There were a decrease in the balance of established financial collateral.

Securitisation Exposures

SECA: Qualitative disclosure requirements related to securitisation exposures

Currently, Itaú Unibanco coordinates and distributes issues of securitized securities in the capital market with or without a firm placement guarantee. In case of exercising the firm guarantee, the bank will assume the risk as an investor in the operation.

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Itaú Unibanco is also in the position of investor, where the institution acquires the operations with priority classes, senior, mezzanine or subordinated, of the issuing vehicles. The investment decision process involves various factors, including risk analysis of the underlying assets, risk profile of the assets, return attributed to the issues, subordination mechanisms, among others.

Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitisation market, nor does it manage entities that acquire securities issued or originated by their own.

In relation to accounting, it should be noted that (i) assets representing third-party securitisations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitisation credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation.

In 2025, Itaú Unibanco did not carry out the sale of credit securitization assets without substantial risk retention and did not assign exposures with substantial risk retention, which have been honored, repurchased or written off as loss.

SEC1: Securitisation exposures in the banking book

R$ million									12/31/2025
	Bank acts as originator			Bank acts as sponsor			Banks acts as investor		
	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
Retail (total) - of which	-	-	-	-	-	-	**15,774**	-	**15,774**
residential mortgage	-	-	-	-	-	-	-	-	-
credit card	-	-	-	-	-	-	2,936	-	2,936
other retail exposures	-	-	-	-	-	-	12,838	-	12,838
re- securitisation	-	-	-	-	-	-	-	-	-
Wholesale (total) - of which	-	-	-	-	-	-	**12,962**	-	**12,962**
loans to corporates	-	-	-	-	-	-	9,456	-	9,456
commercial mortgage	-	-	-	-	-	-	3,506	-	3,506
lease and receivables	-	-	-	-	-	-	-	-	-
other wholesale	-	-	-	-	-	-	-	-	-
re- securitisation		-	-	-	-	-	-	-	-

SEC2: Securitisation exposures in the trading book

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2.

SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3.

SEC4: Securitisation exposures in the banking book and associated capital requirements - bank acting as investor

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R$ million											12/31/2025
	Exposure values (by risk weight bands)					Exposure values (by regulatory approach)		RWA (by regulatory approach)		Capital Requirements	
	≤20%	20% < FPR < 50%	50% ≤ FPR < 100%	100% ≤ FPR < 1.250%	1250%	Standardized approach	1250%	Standardized approach	1250%	Standardized approach	1250%
Total exposures	10	21,131	3,217	4,377	-	28,736	-	12,838	-	1,027	-
Traditional securitisation	**10**	**21,131**	**3,217**	**4,377**	**-**	**28,736**	**-**	**12,838**	**-**	**1,027**	**-**
Of which securitisation	10	21,131	3,217	4,377	-	28,736	-	12,838	-	1,027	-
Of which retail underlying	10	8,696	3,043	4,025	-	15,775	-	8,492	-	679	-
Of which wholesale	-	12,435	174	352	-	12,961	-	4,346	-	348	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-
Synthetic securitisation	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Of which securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which retail underlying	-	-	-	-	-	-	-	-	-	-	-
Of which wholesale	-	-	-	-	-	-	-	-	-	-	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-

Market Risk

MRA: Qualitative disclosure requirements related to market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
- Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitoring and avoiding the concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Resolution 111. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

The market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;

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Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 50 • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); • Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and • Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco. The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 51 MR1: Market risk under standardized approach R$ million 12/31/2025 Risk factors RWA MPAD Interest Rates 46,904 Fixed rate denominated in reais (RWA JUR1 ) 14,936 Foreign exchange linked interest rate (RWA JUR2 ) 12,996 Price index linked interest rate (RWA JUR3 ) 18,972 Interest rate linked interest rate (RWA JUR4 ) - Stock prices (RWA ACS ) 1,308 Exchange rates (RWA CAM ) 1,861 Commodity prices (RWA COM ) 5,877 RWADRC 4,517 RWACVA 971 Total 61,438 The Standardized Approach metric (RWAMPAD) remained stable relative to the prior quarter, with impacts distributed between price index and currency coupon. The Internal Model metric (RWAMINT) declined compared to the prior quarter, primarily due to currency coupon movements. In accordance with BCB Resolution No. 111, no instruments were reclassified to the trading book or the banking book during the current quarter

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 52 MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book with the following risk factors: interest rates, inflation rates, exchange rates, stocks and commodities. The VaR and stressed VaR models are used in the companies of the Prudential Conglomerate that are presented in the following table:

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 53 Institution Model Considered for Market Risk Acácia FIDC Direitos Creditórios LTDA VaR and Stressed VaR Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR Angico FIDC Segmento Infraestrutura e Agronegócio de Responsabilidade Limitada VaR and Stressed VaR Banco Investcred Unibanco S.A. VaR and Stressed VaR Banco Itaú (Suisse) S.A. VaR and Stressed VaR Banco Itaú Chile VaR and Stressed VaR Banco Itaú Consignado S.A. VaR and Stressed VaR Banco Itaú International VaR and Stressed VaR Banco Itaú Paraguay S.A. VaR and Stressed VaR Banco Itaú Uruguay S.A. VaR and Stressed VaR Banco Itaú Veículos S.A. VaR and Stressed VaR Banco ItauBank S.A. VaR and Stressed VaR Banco Itaucard S.A. VaR and Stressed VaR Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios VaR and Stressed VaR Dibens Leasing S.A. - Arrendamento Mercantil VaR and Stressed VaR FIDC B2cycle NPL VaR and Stressed VaR FIDC Cloudw Akira I VaR and Stressed VaR FIDC Kiwify VaR and Stressed VaR FIDC Mobilitas VaR and Stressed VaR FIDC Sumup Solo VaR and Stressed VaR Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento VaR and Stressed VaR Fundo De Invest Dir Creditórios Não Padron NPL II VaR and Stressed VaR Fundo de Investimento em Direitos Creditórios IA VaR and Stressed VaR Fundo de Investimento em Direitos Creditórios Soul VaR and Stressed VaR Fundo Fortaleza de Investimento Imobiliário VaR and Stressed VaR Fundo Kinea Ventures VaR and Stressed VaR IA II - Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada VaR and Stressed VaR Ideal Corretora de Titulos e Valores Mobiliarios S.A. VaR and Stressed VaR Ideal Holding Financeira S.A. VaR and Stressed VaR Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. VaR and Stressed VaR Iresolve Companhia Securitizadora de Créditos Financeiros S.A. VaR and Stressed VaR Itaú (Panamá) S.A. VaR and Stressed VaR Itaú Administradora de Consórcios Ltda. VaR and Stressed VaR Itaú Administradora de Fondos de Inversión S.A VaR and Stressed VaR Itaú Bank & Trust Bahamas Ltd. VaR and Stressed VaR Itaú Bank & Trust Cayman Ltd. VaR and Stressed VaR Itaú Bank, Ltd. VaR and Stressed VaR Itaú BBA Europe S.A. VaR and Stressed VaR Itaú BBA International Plc. VaR and Stressed VaR Itaú BBA Trading S.A. VaR and Stressed VaR Itaú BBA Trading S.A. - Sucursal Uruguay VaR and Stressed VaR Itaú BBA USA Securities Inc. VaR and Stressed VaR Itaú Chile New York Branch. VaR and Stressed VaR Itaú Cia. Securitizadora de Créditos Financeiros VaR and Stressed VaR Itaú Colombia S.A VaR and Stressed VaR Itaú Comisionista de Bolsa Colombia S.A. VaR and Stressed VaR Itaú Corredores de Bolsa Limitada VaR and Stressed VaR Itaú Corretora de Valores S.A. VaR and Stressed VaR Itaú Fiduciaria Colombia S.A. Sociedad Fiduciaria VaR and Stressed VaR Itaú International Securities Inc. VaR and Stressed VaR Itaú Invest Casa de Bolsa S.A. VaR and Stressed VaR Itau Isento Julho 28 Fundo de Investimento em Cotas de FIIF em Infra RF - Resp Limitada VaR and Stressed VaR Itau Isento Marco 29 Fundo de Investimento em Cotas de FIIF em Infra RF - Resp Limitada VaR and Stressed VaR Itau Isento Marco 30 FIC de Fundos Incentivados de Inv Financeiro em Infra RF Resp Limitada VaR and Stressed VaR Itau Isento Setembro 28 Fundo de Investimento em Cotas de FIIF em Infra RF Resp Limitada VaR and Stressed VaR Itau Isento Setembro 29 FIC de Fundos Incentivados VaR and Stressed VaR

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 54 Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On December 31, 2025, VaR represented 53% of the capital requirement, while the stressed VaR represented 47%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models. In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative. Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco's portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non-linear operations are recalculated using historical returns. In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested. In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis. The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis. Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento VaR and Stressed VaR Microinvest S.A. Soc. de Crédito a Microempreendedor VaR and Stressed VaR NC 2025 Fundo de Investimento em Direitos Creditórios VaR and Stressed VaR NC 2025 I Fundo de Investimento em Direitos Creditórios VaR and Stressed VaR Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior VaR and Stressed VaR Pont Sociedad Anónima VaR and Stressed VaR Redecard Instituição de Pagamento S.A. VaR and Stressed VaR Redecard Sociedade de Crédito Direto S.A VaR and Stressed VaR RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento VaR and Stressed VaR Tangerina Fundo de Investimento em Direitos Creditórios - Responsabilidade Limitada VaR and Stressed VaR Tarumã 2 FIF Fundo Incentivado em Investimento em Deb de Infra RF Cred Priv Resp Limitada VaR and Stressed VaR Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado VaR and Stressed VaR Théros Fundo de Investimento nas Cadeias Produtivas VaR and Stressed VaR TOP 2025 I Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada VaR and Stressed VaR Vitex FIF Fundo Incentivado em Investimento em Debêntures de Infra RF Cred Priv Resp Limitada VaR and Stressed VaR

Risk and Capital Management - Pillar 3

Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model's limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data.

MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWAMINT - 09/30/2025	**17,274**	**15,568**	**736**	**33,578**
Movement in risk levels	(1,832)	1,464	-	(368)
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	2	(3,308)	-	(3,306)
Other	-	-	781	781
RWADRC			-	-
RWACVA			-	-
RWAMINT - 12/31/2025	**15,444**	**13,724**	**1,517**	**30,685**

The Internal Model (RWAMINT) metric decreased compared to the previous quarter, with impacts mainly on currency coupons.

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Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 56 MR3: IMA values for trading portfolios The following table presents the VaR and stressed VaR values determined by the internal market risk models. R$ million 12/31/2025 VaR (10 days, 99%) Maximum value 459 Average value 292 Minimum value 194 Quarter end 286 Stressed VaR (10 days, 99%) Maximum value 464 Average value 366 Minimum value 310 Quarter end 319 VaR remained stable compared to the previous quarter. Stressed VaR remained stable compared to the previous quarter. MR4: Comparison of VaR estimates with gains/losses Backtesting The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into: • Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models; • Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and • Red (10 or more exceptions): need for improvement actions. The following chart shows the comparison between VaR and actual and hypothetical results:

Risk and Capital Management - Pillar 3


VaR, actual and hypothetical P&L comparison
R$ Millions
200
150
100
50
0
-50
-100
-150
-200
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun-25
Jul-25
Aug-25
Sep-25
Oct-25
Nov-25
Dec-25
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

In relation to the hypothetical and actual results, there was no exception.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading and Banking

R$ million								12/31/2025
	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	Long	Short	Long	Short	Long	Short	Long	Short
Interest Rates	216,240	(436,303)	26,503	(25,655)	173,427	(275,215)	105,745	(124,946)
Foreign Exchange	171,413	(172,533)	47,299	(40,693)	30,407	(53,961)	596,988	(523,320)
Equities	22,760	(19,974)	5,329	(4,049)	1,725	(5,500)	1,288	(1,105)
Commodities	891	(2,303)	2	(3,333)	708	(38)	-	-

IRRBBA: IRRBB risk management objectives and policies

BACEN's (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

For the purposes of this Circular, are defined:

- ∆EVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;

- ∆NII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is

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Risk and Capital Management - Pillar 3

highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders' equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco.

Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank's results.

The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank's risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests.

The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments.

The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

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Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 59 IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries. Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082. The IRRBB model includes a series of premises: • ∆EVE and ∆NII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components; • For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits; • The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption; • The medium-term repricing attributed to non-maturity deposits is defined as 2,07 years; • The maximum-term repricing attributed to non-maturity deposits is defined as 30 years. The article 16 of the BCB Resolution 54 defines the need to publish ∆EVE and ∆NII, using the standard shock scenarios described in article 11 of the BACEN Circular 3,876. The table below are presented the main results due the change in the interest rates over the banking book in the standardized scenarios. It is important to note that, following the normative rules, the potential losses are represented by positive values and potential gains by negative values (between parentheses). • Parallel Up: increasing in the short-term and in the long-term interest rates; • Parallel Down: decreasing in the short-term and in the long-term interest rates; • Short-term increase: increasing in the short-term interest rates; • Short-term reduction: decreasing in the short-term interest rates; • Steepener: decreasing in the short-term interest rates and increasing the in the long-term interest rates; • Flattener: increasing in the short-term interest rates and decreasing the in the long-term interest rates.

Risk and Capital Management - Pillar 3

IRRBB1 – Quantitative information on IRRBB

Potential Loss of Instruments Classified in the Banking Book arising from Interest Rate Variation Scenarios[1]

(Losses are represented by positive values, while gains are represented by negative values between parentheses)

R$ million	12/31/2025		12/31/2024	
	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenarios	Standard Shocks [2]	Standard Shocks [2]	Standard Shocks [2]	Standard Shocks [2]
Parallel Up	16,076	1,872	12,393	2,667
Parallel Down	-18,802	-2,737	-14,394	-3,935
Short rate Up	10,908		9,047	
Short rate Down	-11,77		-9,798	
Steepener	-2,007		-2,374	
Flattener	5,163		4,802	
Maximum	**16,076**	**1,872**	**12,393**	**2.667**
Tier I	**208.161**		**206,196**	

1) Losses in variation measurements are shown as positive values, as per Art. 13 §3º of Circular 3,876.
2) Values are calculated using internal models and standard regulatory shocks, as per Art. 39 §1º II of Circular 3,876.

The maximum variation of ΔEVE with standardized shocks, for the outlier test, was R$ 16,076 million as of December 31, 2025, under the Parallel Up shock scenario, which corresponds to a potential loss of 7.72% of Tier I capital—an amount below the 15% threshold that characterizes an institution as an outlier (according to Article 44 of Circular 3,876).

The ΔNII, with standardized shocks over a one-year horizon, has a maximum loss of R$ 1,872 million under the Parallel Up shock scenario.

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Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 61 Corporativo | Interno Remuneration of Directors REMA: Compensation Policy Compensation Committee It is incumbent upon the Compensation Committee to promote discussions on our management compensation- related matters. Its duties include, but are not limited to: developing a compensation policy for our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on February 27, 2025, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > > Internal Rules > Internal Charter of the Appointments and Corporate Governance Committee. Composition of Compensation Committee Nome Position held Election Date Taxpayer ID (CPF) Term of office Date of birth Number of consecutive terms of office Geraldo José Carbone Independente Committee member (and non- administrator, under the terms of CMN Resolution 5.177) 30/04/2025 952.589.818-00 Annual 08/02/1956 7 Candido Botelho Bracher Committee Member (Effective) 30/04/2025 039.690.188-38 Annual 12/05/1958 5 João Moreira Salles Committee Member (Effective) 30/04/2025 295.520.008-58 Annual 04/11/1981 5 Roberto Egydio Setubal Chairman of the Committee 30/04/2025 10/13/1954 Annual 007.738.228-52 9 Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Our Compensation Policy, formally approved by the Board of Directors and revised on November 27, 2025, is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with the stockholders’ interests. As part of the commitment to corporate accountability and prudent

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 62 Corporativo | Interno risk management, the Remuneration Policy incorporates adjustment mechanisms such as malus and clawback, which allow for the reassessment or reversal of variable compensation in specific situations, ensuring alignment between performance, conduct, and the sustainability of results. Annually, the Compensation Committee evaluates and, if necessary, proposes improvements to the Compensation Policy. After this careful analysis by the Compensation Committee, the Policy is submitted to the Board of Directors' evaluation. In 2024, the Extraordinary General Stockholders’ Meeting approved the revision, formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect controlled companies. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer’s management members as target audiences, we highlight the Variable Stock-Based Compensation, the Fixed StockBased Compensation (for members of the Board of Directors only), and the Partners, those also included in the information provided along the REMA table. The Stock Grant Plan is available on: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Grant Plan. In order to bring more transparency about our compensation model, since 2020 we started to disclosure a document that consolidates the main practices and principles that guide the compensation payment to our management members. This document, named Remuneration Policy, makes public the bases of our remuneration model and is available at www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Administrator Compensation Policy and Clawback. Additionally, since 2019 the Compensation Committee determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members, which must be complied within a five-year period of after their position’s start date. On December 31, 2024, the CEO and all Executive Committee members met the minimum tenure requirement. The requirement must be accomplished up to five years after taking up their functions. The Issuer also provides a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, allowing the alignment of the interests of management members to those of stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on www.itau.com.br/investor.relations > Menu > Results and Reports > Regulatory Reports > Reference Form. Compensation Policy – Compensation composition

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 63 Corporativo | Interno We adopt compensation and benefits strategies that vary according to the area of operation and market parameters. We periodically check these parameters through: • hiring of salary surveys, carried out by specialized consultants, who must fully comply with the Brazilian Competition Law; • participation in researchs carried out by other banks anonymously through specialized companies, which must fully comply with the Brazilian Competition Law; and • participation in specialized forums, which may have competing companies, with the objective to exchange knowledge of administrative and operational market practices regarding compensation and benefits, provided that no confidential information is revealed in these forums by any participant, in any form or means (e.g. amounts, values, ranges, percentages, payment frequency, advantages, etc.). The fixed compensation of the Board of Directors and the Executive Board, as well as the benefits plan granted to the executive officers, are not impacted by performance indicators. Fiscal Council: member of the Fiscal Council are paid monthly fixed compensation amount only and are not eligible for the benefit plan. Additionally, in accordance with applicable legislation, compensation members of the Fiscal Council may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 64 Corporativo | Interno Audit Committee: The members of the Audit Committee are paid monthly fixed compensation amount only and can receive benefit. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied for only one title. Board of Directors: The compensation of the Board of Directors is in line with market practices and takes into consideration the directors' résumés, their background in the Issuer and the activities performed by them within the scope of the Board of Directors itself, the exercise of the presidency in the board and other functions they may perform. In this context, there may be differentiated remunerations among these members. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different segments and with diverse expertise and professional experience. a) Monthly fixed compensation: it is consistent with market practices and revised frequently enough to attract qualified professionals. b) Annual fixed compensation in shares: the annual fixed compensation to the members of the Board of Directors is paid in the Issuer’s preferred shares c) Annual variable compensation in shares: for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item “b) ii” below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding’s results and may be adjusted by the Compensation Committee. Board of Officers: a) Monthly fixed compensation:it is established in accordance with the function performed and based on the internal equality principle, also providing mobility across our different businesses. Fixed compensation amounts are defined considering market competition. b) Annual variable compensation in shares(1) : (1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 65 Corporativo | Interno as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. b) i. Distribution of annual variable compensation(2): (2) In accordance with Resolution No. 5,177 of the National Monetary Council, a portion of the variable compensation must be deferred b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 66 Corporativo | Interno The Issuer establishes, in addition to the annual variable remuneration, which seeks to link the members who receive it to the Issuer's projects and results, the Partner Program, which aims to align risk management in the short, medium and long term, as well as align the interests of the program participants to those of our shareholders, benefiting them in proportion to the gains obtained by the Issuer and its shareholders. Compensation Policy – stock-based compensation a) General terms and conditions Stock-based payment models are in conformity with the principles pursued by the Issuer, since they tie up management members to the Issuer’s projects and results in the long-term, work as tools that motivate individual development and commitment, and retain management members, as stock-based payments are made in the long term. For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stockbased instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ("Stock Option Plan”), as described below: (1) Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate.

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 67 Corporativo | Interno For the purposes of calculating the value of the shares that are used to compose the remuneration in shares or share-based instruments, the average closing price of the preferred shares of Itaú Unibanco Holding on B3 - Bolsa, Brasil, Balcão (“B3”) is used. ), in the thirty (30th) days prior to the calculation, which must be carried out on the 7th (seventh) business day prior to the date of the event, grant or delivery of shares (“Pricing Period”), adjusted by the proceeds that are distributed between the Pricing Period and the scheduled date for the event, but which are not earned by the beneficiaries. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period. In 2025, following the approval of the Compensation Committee on October 28, 2024, and of the board of directors on October 31, 2024, the fixed stock-based Compensation of the members of the board of directors will be granted annually, with payments of one-third each year. The payment of each installment remains subject to the condition that the members have served their full annual terms. Annual variable compensation in shares: (2) Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks.

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 68 Corporativo | Interno This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of appointments: Holding Partners and Partners. Main differences are as follows:

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 69 Corporativo | Interno (3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium- and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein.

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 70 Corporativo | Interno Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Policies > Plan for Granting Stock Options. b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since general rule dictates that a member leaving the company will lose their rights to stock-based payments (please see sub item “i - Effects of the management member’s leave from the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan”). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 5,177 of the National Monetary Council, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years. g) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become

Risk and Capital Management – Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 71 Corporativo | Interno unavailable for three and five years from the investment date. The transfer of the shares must comply with the blackout periods and other conditions established in the Company’s Policy for Trading Securities. Partners Program: after receiving the Partners Shares within three and five years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. The transfer of the shares must comply with the blackout periods and other conditions established in the Company’s Policy for Trading Securities Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised. h) Criteria and events that may cause the suspension, amendment or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, expect when the reduction or negative result arises from extraordinary, unforeseeable events, external to Itaú Unibanco Holding, which also affect other financial institutions and are not related to the actions or omissions of the management members. The Compensation Committee may decide to apply the malus even in these cases. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: any Partners Shares still to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, expect when the reduction or negative result arises from extraordinary, unforeseeable events, external to Itaú Unibanco Holding, which also affect other financial institutions and are not related to the actions or omissions of the management members. The Compensation Committee may decide to apply the malus even in these cases. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the StockOption Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary Stockholders’ Meeting. Furthermore, in December 2023 the Company adopted the Clawback policy (as an annex to the Directors' Remuneration Policy), which consists of the recovery of remuneration amounts granted or paid in excess to Directors appointed as the policy's target audience in case of restatement of financial results. The clawback policy is applied to all Long-Term Incentive programs. The policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Policies > Administrator Compensation Policy and Clawback. i) Effects of the management member’s leave from the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan Stock-based compensation: Upon termination, the applicable rules for the granted shares that have not yet been vested will be observed. In the event of the extinction of shares not yet vested, it will occur on the date they leave the position permanently. The responsible Committee will observe the criteria established in the Compensation Policy, to ensure the compliance with the program rules Partners Program: Upon termination, the applicable rules for the granted Partner Shares that have not yet been delivered shall be observe. In the event of the extinction of the Partner Shares not yet vested, it will occur on the date they leave the position permanently. The responsible Committee will observe the criteria established in the Compensation Policy, to ensure the compliance with the program rules

Risk and Capital Management – Pillar 3

Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members' stock options will expire on the date such members cease to exercise their functions on a permanent basis. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco conglomerate or if they take up another statutory position in the Itaú Unibanco conglomerate.

Additionally, subject to criteria established in the internal charter, the Personnel Committee may choose not to have these options expired.

REM1: Remuneration awarded during the financial year

R$ million (except the number of employees, which is in units)			12/31/2025
		Board of Officers	Board of Directors
Fixed remuneration	Number of employees	201	14
	Total fixed remuneration	**286**	**48**
	Of which: cash-based	286	24
	Of which: shares or other share-linked instruments	-	24
	Of which: other forms	-	-
Variable remuneration	Number of employees	201	14
	Total variable remuneration	**1.788**	**1**
	Of which: cash-based	335	-
	Of which: deferred	-	-
	Of which: shares or other share-linked instruments	1.453	1
	Of which: deferred	1.453	1
	Of which: other forms	-	-
	Of which: deferred	-	-
Total remuneration		**2.074**	**49**

REM2: Special payments

The sample related to special payments is insufficient to guarantee confidentiality and, therefore, values have been omitted, under BACEN Resolution 54, art 3.

REM3: Deferred remuneration

R$ million					12/31/2025
Deferred and retained remuneration	Total amount of outstanding deferred remuneration	Of which: Total amount of outstanding deferred and retained remuneration exposed to ex post explicit and/or implicit adjustment	Total amount of amendment during the year due to ex post explicit adjustment	Total amount of amendment during the year due to ex post implicit adjustment	Total amount of deferred remuneration paid out in the financial year
Board of Officers	**4.561**	**4.561**	**4**	**1.537**	**728**
Cash	-	-	-	-	-
Shares	4.561	4.561	4	1.537	728
Share-linked instruments	-	-	-	-	-
Other	-	-	-	-	-
Board of Directors	**106**	**106**	**-**	**32**	**46**
Cash	-	-	-	-	-
Shares	106	106	-	32	46
Share-linked instruments	-	-	-	-	-
Other	-	-	-	-	-
Total	**4.667**	**4.667**	**4**	**1.569**	**774**

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Corporativo | Interno

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 73 ORA – Qualitative Information on Operational Risk Management The qualitative information on operational risk management covers the policies, strategies, structures, and processes adopted by Itaú Unibanco to ensure the proper management of this risk. Operational Risk management at Itaú is carried out in accordance with the guidelines established in the Operational Risk Management Policy, available on the website www.itau.com.br/relacoes-com-investidores, under the sections “Itaú Unibanco”, “Corporate Governance”, “Policies”, “Reports”. To enable this management, the institution adopts the three-lines model, published by the Institute of Internal Auditors (IIA). The First Line, represented by the Business, Support, or Community areas, is directly responsible for identifying, assessing, responding to, monitoring, and reporting operational risks. The Second Line, represented by the Risk Area (AR), ensures, independently and centrally, that risks are managed in accordance with policies and procedures, defining parameters for the risk management process and overseeing its execution. Reporting to the Risk Area, the Compliance & OPRisk Department (DCOR) supports the first line by ensuring compliance and customer centricity through monitoring the effectiveness of risk management and issuing an independent opinion on the quality of the control environment. DCOR operates independently, with direct communication with managers and employees and access to all necessary information. The Third Line, in turn, is represented by Internal Audit, a segregated and independent area, with responsibilities defined in the Internal Audit Policy. Regarding the systems, routines, and procedures used to measure operational risk, the capture and reporting of data related to operational losses are the responsibility of the Finance areas, which must ensure the integrity, consistency, and alignment of this data with the financial statements. The consolidation and maintenance of the loss database are carried out by the Risk Area, ensuring compliance with regulatory guidelines and normative requirements. Reporting areas must also collaborate with the Risk Area by providing complementary information that adequately enriches and characterizes recorded events. With respect to management reporting, the scope and context of the reports submitted to the Executive Board, the Risk Committee, and the Board of Directors include periodicity, criteria for the inclusion of relevant information, and the recording of extraordinary incidents. Communication with senior management occurs through specific governance forums. Within the Board of Directors, reporting occurs in the Risk and Capital Management Committee, established in accordance with CMN Resolution No. 4,557/2017, which supports the Board in monitoring risk management, including operational risk and internal controls. The Audit Committee, regulated by CMN Resolution No. 4,910/2021, evaluates the quality and effectiveness of internal controls and receives periodic updates on the matter. Additionally, in compliance with CMN Resolution No. 4,968, an annual report on internal control systems is submitted to the Board of Directors. For the Executive Committee, communication takes place in specific forums, such as the Compliance & OpRisk Higher Commission (CSCOR), which includes the President of Itaú Unibanco, members of the Executive Committee—including the Chief Risk Officer (CRO)—and the Internal Audit Director. This quarterly forum is responsible for understanding risks in business and support processes, evaluating the results of the Internal Controls System, and defining guidelines for the management of operational and regulatory risks. Another forum is the Compliance & OpRisk Committee (CCOR) with MCE, held three times a year, with participation from the Executive Committee member responsible for the area and the Compliance & OpRisk Director. Its responsibilities include understanding the area’s risks, responding to identified risks, monitoring action plans to improve the control environment, and addressing relevant methodological changes.

Risk and Capital Management - Pillar 3

Operational risk mitigation strategies are aligned with the Risk Management Policy and best practices, encompassing key stages. The Operational Risk Identification phase involves the continuous recognition of internal and external events that may affect strategic objectives. When a relevant risk is identified, it is recommended to extend the assessment to similar processes to ensure consistent mitigation across the institution. The Operational Risk Assessment stage considers inherent impact, the quality of the control environment, and changes in internal and external environments, guiding response actions.

Operational Risk Response involves structured decisions to accept, avoid, transfer, or mitigate risks, ensuring alignment with the risk appetite and continuous review. In Monitoring, the objective is to continuously track the control environment, using granular data analysis to correct root causes and ensure alignment with the risk appetite, including during significant organizational changes. Finally, Operational Risk Reporting involves issuing independent opinions to governance and preparing regulatory reports.

Additionally, Itaú continuously invests in training and development for its employees, promoting a culture of risk awareness, compliance, and ethics as fundamental pillars of the organization. These investments reinforce the institution's commitment to excellence in operational and regulatory risk management.

OR1: Historical Operational Losses

	T [1]	T-1	T-2	T-3	T-4	T-5	T-6	T-7	T-8	T-9	Average of the last 10 annual periods
With a threshold of BRL 100,000.00 (one hundred thousand reais)											
Net loss amount	5,218	3,432	3,613	3,363	4,159	4,324	3,283	5,077	4,305	3,245	4,002
Number of operational loss events	24885	28886	32203	34798	32339	35137	37132	34531	30191	24999	31510
Total amount of operational losses in the loss database	0	13	11	11	1	0	1	8	4	5	6
Number of discarded loss events	0	28	27	18	15	4	2	22	18	22	17
Net loss amount related to discarded events	5,218	3,444	3,625	3,375	4,16	4,324	3,284	5,085	4,308	3,25	4007
With a threshold of BRL 500,000.00 (five hundred thousand reais)											
Net loss amount	3,868	2,341	2,342	2,134	3,03	2,84	1,763	3,687	2,869	2,061	2693
Number of operational loss events	7762	8894	9580	9657	9038	9270	9235	8514	7273	5992	8522
Total amount of operational losses in the loss database	0	11	10	10	0	0	1	6	2	2	5
Number of discarded loss events	0	10	10	5	4	4	1	8	5	4	6
Net loss amount related to discarded events	3,868	2,351	2,352	2,145	3,031	2,84	1,763	3,693	2,871	2,063	2698
Details of the RWAopad calculation											
Loss threshold used in the ILM calculation: BRL 100,000.00 (one hundred thousand reais) or BRL 500,000.00 (five hundred thousand reais)						500000					

1) T corresponds to December 31, 2024, the base date of the DRO used in the current capital for December 2025.

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Risk and Capital Management - Pillar 3

OR2: Composition of Business Indicator (BI)

BI and components	T (1)	T-1	T-2
Interest, lease and equity component (ILDC)	57,708		
Interest and lease income (II)	382,760	303,084	274,202
Interest and lease expense (IE)	(395,764)	(224,585)	(182,873)
Interest-earning assets (IEA)	1,839,354	1,759,349	1,594,625
Equity income (DI)	23,208	14,536	18,529
Services component (SC)	57,403		
Fee and commission income (FI)	41,657	45,177	44,150
Fee and commission expense (FE)	(13,234)	(13,303)	(13,254)
Other operating income (OOI)	19,183	14,886	5,440
Other operating expenses (OOE)	(22,458)	(11,871)	(6,897)
Financial Component (FC)	10,236		
Net trading book result (NTB)	3,870	7,856	(8,232)
Net banking book result (NBB)	(1,634)	(493)	(8,624)
Business Indicator (BI)	125,347		
Business Indicator Component (BIC)	18,652		
Disclosure related to the BI			
Revenues related to payment services excluded from the SC	-	-	-
Expenses related to payment services excluded from the SC	-	-	-

1) T corresponds to 06/30/2025, the base date for capital inputs in effect for December 2025.

OR3: Capital Requirement for Operational Risk

	12/31/2025
Weighted Business Indicator (BIC)	18,652
Internal Loss Multiplier (ILM)	0.9593%
Capital requirement for operational risk	17,894
RWAopad	223,676

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Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 76 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. • Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market Risk; • Credit Risk; • Operational risk; • Liquidity risk. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social, Environmental and Climatic Risks They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING. Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (SAC Risks Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 77 assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles ind. and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of activities of the business and credit areas that serves the business. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evoluution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines are: energy, transport, materials and construction, agriculture, food and forestry products.

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 78 Model Risk Model risk is the risk arising from models used by Itaú Unibanco failing to consistently reflect the relationships among variables of interest, resulting in outcomes that systematically differ from observed results. The use of models has become increasingly prevalent within the institution, supporting strategic decisions in various contexts such as credit approval, transaction pricing, volatility curve estimation, capital calculation, among others. Due to the growing use of models—driven by the application of new technologies and the expanded use of data— Itaú Unibanco continues to enhance its governance related to the development, implementation, use, and monitoring of these models by defining guidelines, policies, and procedures aimed at ensuring quality and mitigating risks associated with each new methodology. The work performed by the areas responsible for models is assessed by the Operational Risk and Internal Audit teams to ensure adherence to these policies. Opportunities for improvement identified throughout these assessments are properly addressed through action plans, which are monitored by the three lines of defense and senior management until their completion. Regulatory or Compliance Risk Regulatory or Compliance Risk is the risk of sanctions, financial losses, or reputational damage resulting from failure to comply with legal and regulatory requirements, local and international market standards, commitments made with regulators, public commitments, self-regulatory codes, and codes of conduct adhered to by Itaú Unibanco. Compliance risk is managed through a structured process designed to identify changes in the regulatory environment, analyze the impacts on the institution’s areas, and monitor actions aimed at ensuring adherence to regulatory requirements and the other commitments mentioned in the previous paragraph. Reputational Risk Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank's reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company's staff or even the license to operate. The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies.

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 79 The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: • Policies and Procedures; • Client Identification Process; • Know Your Customer (KYC) Process; • Know Your Partner (KYP) Process; • Know Your Supplier (KYS) Process; • Know Your Employee (KYE) Process; • Assessment of New Products and Services; • Compliance with Sanctions; • Monitoring, Selection and Analysis of Suspicious Operations or Situations; • Reporting Suspicious Transactions to the Regulatory Bodies; and • Training. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under "Corporate Governance", "Policies", "Corporate Policy for the Prevention of Unlawful Acts".

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 80 In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false- positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities. Cyber Risk Cyber risks refer to events that may cause financial losses, operational disruptions, data extraction, or damage to information stored in our systems. These risks may arise from intrusions by malicious individuals, infiltration of malware (such as computer viruses), intentional or accidental contamination of our networks and systems by third parties with whom we exchange information, exploitation of vulnerabilities, unauthorized access to confidential customer data and/or proprietary information by individuals inside or outside the Organization, as well as cyberattacks that compromise the availability of our services and the integrity of our information. Itaú Unibanco is committed to protecting corporate information and ensuring the privacy of customers and the general public in all operations. To achieve this, we adopt strict control processes focused on detecting, preventing, continuously monitoring, and responding immediately to threats and intrusion attempts into our infrastructure. These actions ensure effective risk management, support digital transformation, and are aligned with key regulators, external audits, market best practices, and certifications. As part of this strategy, we have adopted the concept of expanded perimeter protection, which considers that information must be protected wherever it resides: within the bank’s infrastructure, in a cloud service provided by a third party, or in an international unit. This approach covers the entire information lifecycle — from collection, through processing, transmission, storage, analysis, and ultimately, destruction. The area responsible for this strategy is the Cyber Security Department, created to address the challenge of protecting the bank in an increasingly digital, complex, and constantly evolving environment. The Corporate Information Security and Cyber Security Policy is available at www.itau.com.br/relacoes-com- investidores, under the sections “Itaú Unibanco” > “Corporate Governance” > “Policies” > “Corporate Information Security and Cyber Security Policy”. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 81 Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision- making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the Risk Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Step-in Risk Step-in Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract. Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of step-in risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of step-in risk, (iv) the assessment of impact on capital and liquidity and (v) reports. It is part of the scope of Step-in Risk governance: Related Party audiences, mainly composed of controllers (individuals and legal entities), entities related to them and controlled and related entities (as defined in Res. 4,693/18), foundations, investments in non-consolidated entities, suppliers of critical products and services, assigness, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products, besides all the analysis of the international Units. Emerging Risks These are newly identified risks that have a potentially material impact on business in the medium and long term, but for which there is still insufficient information for a complete assessment, due to the number of factors and impacts not yet fully understood, as they have no precedent and, therefore, have never been addressed in the past. Their causes may originate from external events, leading to the rise of new risks or the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. Once identified, such risks begin to be monitored and reassessed annually or on demand, until they no longer represent a risk or until they can be adequately measured. In the latter case, they then follow the subsequent stages of risk management. This process is ensured by the governance of ITAÚ UNIBANCO HOLDING, allowing these risks to also be incorporated into risk management procedures. Examples include Geopolitical, Climate, and CyberSecurity risks, which have or have had aspects considered as emerging risks.

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 82 Operational Risk The National Monetary Council, through Resolution 4,557 of February 23, 2017, defines operational risk as “the possibility of losses resulting from external events or from failures, deficiencies, or inadequacies in internal processes, people, or systems.” This definition includes legal risk associated with inadequacies or deficiencies in contracts entered into by the Institution, sanctions resulting from non-compliance with legal requirements, and indemnities for damages to third parties arising from activities carried out by the Institution. Operational Risk management at Itaú is conducted in accordance with the guidelines of its risk governance framework and involves the following stages: Identification: Continuous identification of internal and external events that may adversely impact the achievement of strategic objectives in activities, projects, or products/services. When a relevant risk is identified, efforts must be made to extend the assessment to similar processes to ensure consistent mitigation across the bank. Assessment: Classification of residual risk, considering inherent impact and the quality of the control environment. The assessment must include potential changes in both internal and external environments, and its outcome should guide actions for responding to operational risk. Response: A structured set of decisions and actions adopted by the institution to accept, avoid, transfer, or mitigate operational risks. These responses must ensure that residual risk remains within the defined risk appetite and must be subject to continuous review and reporting to governance bodies. Monitoring: Tracking the quality of the control environment, preferably on an ongoing basis, using data analysis and exploration techniques with a granular view of customers or transactions, aiming for timely remediation of deficiencies through root-cause correction and realignment with Itaú’s risk appetite. Reporting: Issuance of an independent opinion on the quality of the control environment to the appropriate governance levels, as well as preparation of regulatory reports. In line with the principles of CMN Resolution 4,557, the document “Public Access Report – Integrated Operational Risk and Internal Controls Management Policy” is available at www.itau.com.br/relacoes-com-investidores, under the sections “Itaú Unibanco”, “Corporate Governance”, “Policies”, “Reports”. Crisis Management and Operational Resilience Itaú Unibanco's Operational Resilience Program’s purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products.To this end, it has policies that establish procedures, roles and responsibilities to be followed by the areas of Itaú Unibanco. The Program establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents.In order for the recovery to take place quickly and safely, PCN has defined corporate and customized actions for its business lines. In order for the BCP to reflect the priorities for resuming the business environment that supports the delivery of products and services, BIA (Business Impact Analysis) is applied. BIA identifies and assesses the impact on the business of process interruptions caused by failures due to human, natural, climatic, environmental, social and/or technological risks. Considering the dependence that some processes have on third-party services, the Operational Resilience Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption.

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 83 To assess the efficiency and identify points for improvement in contingency actions, contingency plan exercises are carried out throughout the year. The frequency of the exercises is established by the plan manager and can be: annual, biannual or shorter (bimonthly, quarterly, monthly, etc.), taking into account the criticality of the process or the complexity of the contingency. The Program establishes a frequent flow of acculturation with the company's senior management, as well as a constant analysis of high-impact scenarios and events to establish response plans in line with current threats. To assess efficiency and identify points for improvement in crisis response plans, tests are carried out at least once a year. Independent Validation of Risk Models Itaú Unibanco performs independent validation of its risk processes and risk models. This activity is carried out by a department that is segregated from both the business areas and the risk control areas, ensuring independence in the assessments. The validation methodology, defined in a specific internal policy, complies with regulatory requirements, such as those established in BACEN Circulars 303, 3,646, 3,674, 3,876 and Resolutions 4,966, 4,277, and 4,557. The validation stages include, among others: 1. Verification of the technical soundness and assumptions used in the models; 2. Qualitative and quantitative analysis of the models, including variable declaration, development of an independent calculator, and assessment of the adequacy of the technical references used; 3. When applicable, comparison with alternative models and external benchmarks; 4. Historical backtesting of the model; 5. Assessment of the adequacy of the model implementation in the systems used. Additionally, the validation area evaluates the stress testing program. The work performed by the independent validation area, as well as the validations of processes and models, is assessed by Internal Audit and submitted to specific committees composed of senior management members. Opportunities for improvement identified throughout the independent validation process are addressed through action plans, which are monitored by the three lines of defense and senior management until their completion. Glossary of Acronyms

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 84 A • ASF – Available Stable Funding • AT1 – Additional Tier 1 Capital B • BACEN - Banco Central do Brasil (Central Bank of Brazil) • BCB - Banco Central do Brasil (Central Bank of Brazil) • BCP – Business Continuity Plan • BCBS - Basel Committee on Banking Supervision • BIA – Business Impact Analysis • BIS – Bank for International Settlements C • CCF – Credit Conversion Factor • CCP – Non-Qualified Central Counterparty • CCR – Counterparty Credit Risk • CEM - Current Exposure Method • CEO - Chief Executive Officer • CET 1 - Common Equity Tier I • CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) • CMN - Conselho Monetário Nacional (National Monetary Council) • Comef - Comitê de Estabilidade Financeira (Financial Stability Committee) • CRI – Real State Receivables Certificate • CRM – Credit Risk Mitigation • CRO – Chief Risk Officer • CTAM – Comissão Técnica de Avaliação de Modelos (Technical Model Assessment Commission) • CVA - Credit Valuation Adjustment • CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) D • DLP - Long- Term Liquidity Statement • DRL - Liquidity Risk Statement • D-SIB - Domestic Systemically Important Banks • DV - Delta Variation E • EAD – Exposure at Default • ECL – Expected Credit Losses • EMD – Entidades Multilaterais de Desenvolvimento (Multilateral Development Entities)

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 85 • EVE – Economic Value of Equity F • FCC - Credit Conversion Credit • FEBRABAN - Brazilian Federation of Banks • FIDC - Credit Rights Investment Funds • FPR - Fator de Ponderação de Risco (Weighting Factor) G • GAP – Gap Analysis • GDP – Gross Domestic Product • Greeks – Sensitivities to Various Risk Factors • G-SIB – Global Systemically Important Banks H • HE – Haircut of Execution • HQLA – High Quality Liquid Assets • HV – Volatility Haircut I • ICAAP – Internal Capital Adequacy Assessment Process • IMA – Internal Models Approach • IPV – Independent Price Verification • IRB - Internal Ratings-Based • IRRBB – Interest Rate Risk in the Banking Book • IT – Information Technology K • KYC – Know your Customer • KYP – Know your Partner • KYS – Know your Supplier • KYE – Know your Employee L • LCR – Liquidity Coverage Ratio • LMM – Limite de Mitigação Máxima (Maximum Mitigation Limit) M • MtM – Mark to Market N • NII – Net Interest Income • NSFR – Net Stable Funding Ratio O

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 86 • OTC – Over-the-Counter P • PCN – Plano de Continuidade de Negócios (Business Continuity Plan) • PCLT – Plano de Contingência de Local de Trabalho (Workplace Contingency Plan ) • PCO – Plano de Contingência Operacional (Operational Contingency Plan) • PCR – Potential Credit Risk • PR – Patrimônio de Referência (Total Capital) • PRD – Plano de Recuperação de Desastres (Disaster Recovery Plan) • PVA - Prudent Valuation Adjustments Q • QCCP – Qualified Central Counterparties R • RA – Leverage Ratio • RAS – Risk Appetite Statement • RSF – Required Stable Funding • RWA - Risk Weighted Assets • RWACIRB - Portion relating to exposures to credit risk, using internal approach • RWACPAD - Portion relating to exposures to credit risk • RWACPrNB - amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero • RWAMINT - Portion relating to exposures to market risk, using internal approach • RWAMPAD - Portion relating to exposures to market risk, calculated using standard approach • RWAOPAD - Portion relating to the calculation of operational risk capital requirements • RWADRC - Portion relating to the calculation of capital required for exposures to the credit risk of financial instruments classified in the trading portfolio S • SA – Joint-Stock Company • SAC – Social, Ambiental e Climático (Social, Environmental and Climatic) • SA-CCR – Standardised Approach to Counterparty Credit Risk • SFN – Sistema Financeiro Nacional(National Financial System) • SFT – Securities Financing Transactions T • TCFD – Task Force on Climate-Related Financial Disclosures • TLAC – Total Loss-Absorbing Capacity

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 87 • TVM – Títulos de valores mobiliários(Securities) V • VaR – Value at Risk Glossary of Regulations • BACEN Circular No. 3,644, of March 4th, 2013 • BACEN Circular No. 3,646, of March 04th, 2013 • BACEN Circular No. 3,674, of October 31st, 2013 • BACEN Circular No. 3,748, of February 26th, 2015 • BACEN Circular No. 3,749, of March 05th, 2015 • BACEN Circular No. 3,769, of October 29th, 2015 • BACEN Circular No. 3,809, of August 25th, 2016 • BACEN Circular No. 3,846, of September 13th, 2017 • BACEN Circular No. 3,869, of December 19th, 2017 • BACEN Circular Letter No. 3,907 of September 10th, 2018 • BACEN Circular Letter No. 3,876 of January 31st, 2018 • BACEN Circular Letter No. 3,082 of January 30th, 2012 • BACEN Circular Letter No. 3,978 of January 23rd, 2020 • BACEN Communication No. 43,228 of May 28th, 2025 • BACEN Normative Instruction No. 532 of October 24th, 2024 • BCB Resolution No. 54, of December 16th, 2020 • BCB Resolution No. 111, of July 6th, 2021 • BCB Resolution No. 229, of May 12th, 2022 • BCB Resolution No. 313, of April 26th, 2023 • CMN Resolution No. 2,682, of December 22nd, 1999 • CMN Resolution No. 4,955, of October 21st, 2021 • CMN Resolution No. 4,958, of October 21st, 2021 • CMN Resolution No. 4,502, of June 30th, 2016 • CMN Resolution No. 4,557, of February 23rd, 2017 • CMN Resolution No. 4,589, of June 29th, 2017 • CMN Resolution No. 4,693, of October 29th, 2018 • CMN Resolution No. 4,277, of October 31th, 2013 • CMN Resolution No. 5,177, of September 26th, 2024 • BCB Resolution No. 303, of March 16th, 2023

Risk and Capital Management - Pillar 3 __________________________________________________________________________________________ __________________________________________________________________________________________ Itaú Unibanco 88 • BCB Resolution No. 356, of November 28th, 2023 • CMN Resolution No. 4,966, of November 25th, 2021 • CMN Resolution No. 5,199, of December 23th, 2024